Form 10-K, Exhibit 13
period 1997-12-31
SLM HOLDING CORP
filed 1998-03-30
CIK 1032033

Exhibit 13

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations
                       Years ended December 31, 1995-1997
                 (Dollars in millions, except per share amounts)


Overview

SLM Holding Corporation ("SLM Holding") was formed on February 3, 1997 as a wholly owned subsidiary of the Student Loan Marketing Association (the "GSE"). On August 7, 1997, pursuant to the Student Loan Marketing Association Reorganization Act of 1996 (the "Privatization Act") and approval by shareholders of an agreement and plan of reorganization, the GSE was reorganized into a subsidiary of SLM Holding (the "Reorganization"). SLM Holding is a holding company that operates through a number of subsidiaries including the GSE. References herein to the "Company" refer to the GSE and its subsidiaries for periods prior to the Reorganization and to SLM Holding and its subsidiaries for periods after the Reorganization.

        On January 2, 1998, SLM Holding effected a 7-for-2 stock split through a stock dividend of an additional five shares for every two owned. All share and per share amounts have been restated to reflect the stock split.

     The GSE was established in 1973 as a for-profit, stockholder-owned, government-sponsored enterprise to support the education credit needs of students by, among other things, promoting liquidity in the student loan marketplace through secondary market purchases. On July 31, 1997, at a Special Meeting of Shareholders convened pursuant to the Privatization Act, the shareholders approved the Reorganization. The Reorganization was consummated on August 7, 1997 and each outstanding share of common stock, par value $.20 per share, of the GSE was converted into one share of common stock, par value $.20 per share, of SLM Holding. Under the terms of the Reorganization, all GSE employees were transferred to non-GSE subsidiaries on August 7, 1997 and on December 31, 1997 the GSE transferred certain assets, including stock in certain subsidiaries, to SLM Holding or one of its non-GSE subsidiaries. The shareholders also elected 15 nominees of the Committee to Restore Value at Sallie Mae ("CRV") as the initial Board of Directors of SLM Holding. The new Board of Directors installed a new management team to implement the business plan that the CRV had presented to the shareholders.

     The Company is the largest source of financing and servicing for education loans in the United States primarily through its participation in the Federal Family Education Loan Program ("FFELP"), formerly the Guaranteed Student Loan Program, and the Health Education Assistance Loan Program ("HEAL"). The Company's products and services include student loan purchases and commitments to purchase student loans as well as operational support to originators of student loans and to post-secondary education institutions and other education-related financial services. The Company also purchases privately insured loans, principally those insured by a wholly owned subsidiary.

     Both the FFELP and HEAL programs are highly regulated. There are three types of FFELP loans: Stafford loans, PLUS loans, and consolidation loans. Generally, these loans have repayment periods of between five and ten years, with the exception of consolidation loans, and obligate the borrower to pay interest at an annually reset variable rate that has a cap or, on older loans, a stated fixed rate. In each case, pursuant to a government established formula, the yield to holders of FFELP loans is subsidized on the borrowers' behalf by the federal government to provide a market rate of return. The federal subsidy is referred to as the Special Allowance Payment ("SAP"), which is paid to holders of FFELP loans whenever the average of all of the 91-day Treasury bill auctions in a calendar quarter, plus a spread of between 2.50 and 3.50 percentage points depending on the loan's origination date and whether the loan is in repayment status, exceeds the rate of interest which the borrower is obligated to pay. In low interest rate environments, the rate which the borrower is obligated to pay may exceed the rate determined by the special allowance formula. In those instances, no SAP is paid and the interest rate paid on the loan by the borrower becomes, in effect, a floor on an otherwise variable rate asset. When this happens, the difference between the interest rate paid by the borrower and the rate determined by the SAP formula is referred to as "student loan floor revenue" or "floor revenue".

     The Omnibus Budget Reconciliation Act of 1993 changed the FFELP in a number of ways that lowered the profitability of FFELP loans for all participants and established the Federal Direct Student Loan Program ("FDSLP") under which the federal government lends directly to students. FFELP changes include risk-sharing on defaulted loans, reductions in the special allowance rate, a 105 basis point annual rebate fee on consolidation loans, a 50 basis point origination fee on Stafford and PLUS loans and a 30 basis point annual offset fee (the "Offset Fee") unique to the GSE on student loans purchased and held on or after August 10, 1993.

     The following Management's Discussion and Analysis contains forward-looking statements and information that are based on management's current expectations as of the date of this document. When used herein, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company's management, are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results of the Company to be materially different from those reflected in such forward-looking statements. Such factors include, among others, changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in such laws and regulations, changes in the demand for educational financing or in financing preferences of educational institutions, students and their families and changes in the general interest rate environment and in the securitization markets for student loans.

Selected Financial Data
Condensed Statements of Income

                                                                                                Increase (Decrease)
                                                                                     --------------------------------------
                                                  Years ended December 31,            1997 vs. 1996         1996 vs. 1995
                                                 1997       1996       1995            $         %            $        %

Net interest income.............................$  758     $  866     $  901       $  (108)     (13)%       $(35)      (4)%

Gains on sales of student loans.................   280         49          -           231      472           49      100

Servicing and securitization revenue............   151         58          1            93      162           57      100

Other income....................................    70         40         49            30       75           (9)     (18)

Operating expenses..............................   494        405        439            89       22          (34)      (8)

Federal income taxes............................   243        183        141            60       32           42       30

Minority interest in net earnings of
   subsidiary...................................    11         11         11             -        -            -        -
                                                ------     ------     ------       -------      ---         ----      ---

Income before premiums on debt extinguished.....   511        414        360            97       24           54       15

Premiums on debt extinguished, net of tax.......    (3)        (5)        (5)            2       32            -        2
                                                ------     ------     ------       -------      ---         ----      ---

NET INCOME......................................$  508     $  409     $  355       $    99       24%        $ 54       15%
                                                ======     ======     ======       =======      ===         ====      ===

BASIC EARNINGS PER COMMON SHARE.................$ 2.80     $ 2.10     $ 1.51       $   .70       33%        $.59       39%
                                                ======     ======     ======       =======      ===         ====      ===

DILUTED EARNINGS PER COMMON SHARE...............$ 2.78     $ 2.09     $ 1.51       $   .69       33%        $.58       38%
                                                ======     ======     ======       =======      ===         ====      ===

Dividends per common share......................$  .52     $  .47     $  .43       $   .05       11%        $.04        9%
                                                ======     ======     ======       =======      ===         ====      ===

CORE EARNINGS...................................$  487     $  381     $  350       $   106       28%        $ 31        9%
                                                ======     ======     ======       =======      ===         ====      ===


CORE EARNINGS
Core earnings are defined as the Company's net income less the after-tax effect of floor revenues. Management believes that this measure, which is not recognized under generally accepted accounting principles ("GAAP"), assists in understanding the Company's earnings before the effects of student loan floor revenues which, to the extent they are not hedged by floor revenue contracts, are largely outside of the Company's control. Management believes that core earnings as defined, while not necessarily comparable to other companies' use of similar terminology, provide for meaningful period-to-period comparisons as a basis for analyzing trends in the Company's core student loan operations.

Condensed Balance Sheets

                                                                                             Increase (Decrease)
                                                                                 ------------------------------------------
                                                        December 31,                1997 vs. 1996           1996 vs. 1995
                                                     1997         1996              $          %             $         %

ASSETS

Student loans.....................................  $29,521      $33,754         $(4,233)    (13)%       $  (582)      (2)%

Warehousing advances..............................    1,869        2,790            (921)    (33)         (1,075)     (28)

Academic facilities financings....................    1,375        1,473             (98)     (7)            160       12

Cash and investments..............................    5,130        7,706          (2,576)    (33)         (1,161)     (13)

Other assets......................................    2,014        1,907             107       6             286       18
                                                    -------      -------         -------     ---         -------      ---

Total assets......................................  $39,909      $47,630         $(7,721)    (16)%       $(2,372)      (5)%
                                                    =======      =======         =======     ===         =======      ===

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings.............................  $23,176      $22,518         $   658       3%        $ 5,071       29%

Long-term notes...................................   14,541       22,606          (8,065)    (36)         (7,477)     (25)

Other liabilities.................................    1,303        1,458            (155)    (11)             67        5
                                                    -------      -------         -------     ---         -------      ---

Total liabilities.................................   39,020       46,582          (7,562)    (16)         (2,339)      (5)
                                                    -------      -------         -------     ---         -------      ---

Minority interest in subsidiary...................      214          214               -       -               -        -

Stockholders' equity before treasury stock........    1,099        1,371            (272)    (20)         (2,291)     (63)

Common stock held in treasury at cost.............      424          537            (113)    (21)         (2,258)     (81)
                                                    -------      -------         -------     ---         -------      ---

Total stockholders' equity........................      675          834            (159)    (19)            (33)      (4)
                                                    -------      -------         -------     ---         -------      ---

Total liabilities and stockholders' equity........  $39,909      $47,630         $(7,721)    (16)%       $(2,372)      (5)%
                                                    =======      =======         =======     ===         =======      ===


Results of Operations
Earnings Summary
For the year ended December 31, 1997, the Company's net income was $508 million ($2.78 diluted earnings per common share), compared to $409 million ($2.09 diluted earnings per common share) for the year ended December 31, 1996. The increase in 1997 net income of $99 million (24 percent) reflects the Company's strategy of funding its managed portfolio of student loans through its securitization program. In 1997, the Company securitized $9.4 billion of student loans and recorded securitization gains of $182 million, after-tax, an increase of $150 million over the gains recorded in 1996. The increase is mainly due to the securitization of $3.4 billion more loans in 1997 and to higher average borrower indebtedness and the longer average life of the portfolios securitized in 1997 versus 1996. The 1997 gain also includes $36 million, after-tax, related to the reversal of reserves for Offset Fees on securitizations completed prior to 1997, which were held in reserve until the third quarter of 1997 when the Company resolved litigation over whether the Offset Fee applied to securitized student loans (discussed below). The growth in securitization activity in 1997 increased the average balance of securitized student loans, which increased servicing and securitization revenue by approximately $61 million, after-tax. The increased income from the Company's securitization program was offset by the reduction in net interest income of $71 million, after-tax, which occurred as the on-balance sheet student loan portfolio was reduced through securitizations and as a result of declining student loan spreads. Operating expenses increased by $62 million, after-tax, due mainly to one-time or non-recurring charges associated with the Reorganization, privatization and proxy expenses (discussed below) and to the increase in the volume of student loans serviced. Operating expenses (exclusive of the one-time or non-recurring charges) as a percent of managed student loans decreased from 109 basis points in 1996 to 98 basis points in 1997. Each of these components of net income is discussed in further detail in subsequent sections of this analysis.

     In the third quarter of 1997, in response to litigation initiated by the Company, the United States Department of Education determined that the Offset Fee that the GSE is required to pay on certain student loans does not apply to securitized student loans. As a result, in the third quarter of 1997 the Company reversed a pre-tax $97 million reserve ($40 million of which was accrued in the first half of 1997) for Offset Fees accrued previously on securitized student loans. In the consolidated statements of income, $94 million of the reserve reversal is included in the gain on sale of student loans for 1997 and $3 million is included in servicing and securitization revenue. Also, during 1997, net income was reduced by pre-tax charges of $107 million ($86 million included in operating expenses) for expenses and asset writedowns in connection with the Reorganization, the proxy contest, the transfer of student loans from a third party servicer in financial difficulty and the change in business strategies implemented by the new management. (See -- "Operating Expenses.")

     During 1997, the Company spent $680 million to repurchase 18 million common shares (or 10 percent of its outstanding shares), which further enhanced earnings per share growth.

Net Interest Income
Net interest income is derived largely from the Company's on-balance sheet portfolio of student loans. The Taxable Equivalent Net Interest Income analysis set forth below is designed to facilitate a comparison of nontaxable asset yields to taxable yields on a similar basis. Additional information regarding the return on the Company's student loan portfolio is set forth below under "Student Loans".

Taxable Equivalent Net Interest Income
The amounts in the following table are adjusted for the impact of certain tax-exempt and tax-advantaged investments based on the marginal corporate tax rate of 35 percent.

                                                                                              Increase (Decrease)
                                                                                      -------------------------------------

                                                 Years ended December 31,             1997 vs. 1996          1996 vs. 1995
                                              1997        1996        1995             $         %            $        %

Interest income

   Student loans............................  $2,462      $2,607      $2,708         $(145)     (6)%     $  (101)      (4)%

   Warehousing advances.....................     151         194         408           (43)    (22)         (214)     (53)

   Academic facilities financings...........      98         100         108            (2)     (2)           (8)      (7)

   Investments..............................     573         548         697            25       4          (149)     (21)

   Taxable equivalent adjustment............      35          36          52            (1)     (1)          (16)     (30)
                                              ------      ------      ------         -----     ---       -------      ---

Total taxable equivalent interest income....   3,319       3,485       3,973          (166)     (5)         (488)     (12)

Interest expense............................   2,526       2,583       3,020           (57)     (2)         (437)     (14)
                                              ------      ------      ------         -----     ---       -------      ---

Taxable equivalent net interest income......  $  793      $  902      $  953         $(109)    (12)%     $   (51)      (5)%
                                              ======      ======      ======         =====     ===       =======      ===

Average Balance Sheets
The following table reflects the rates earned on earning assets and paid on liabilities for the years ended December 31, 1997, 1996 and 1995.


                                                                           Years ended December 31,
                                                     ----------------------------------------------------------------------
                                                          1997                      1996                      1995

                                                     Balance     Rate          Balance     Rate          Balance     Rate

AVERAGE ASSETS

   Student loans...................................  $31,949         7.70%     $33,273        7.83%      $32,758        8.27%

   Warehousing advances............................    2,518         6.00        3,206        6.04         6,342        6.43

   Academic facilities financings..................    1,436         8.57        1,500        8.43         1,527        8.92

   Investments.....................................    9,592         6.08        9,444        5.91        11,154        6.46
                                                     -------         ----      -------        ----       -------        ----

Total interest earning assets......................   45,495         7.30%      47,423        7.35%       51,781        7.67%
                                                                     ====                     ====                      ====

Non-interest earning assets........................    1,983                     1,858                     1,673
                                                     -------                   -------                   -------

Total assets.......................................  $47,478                   $49,281                   $53,454
                                                     =======                   =======                   =======

AVERAGE LIABILITIES AND STOCKHOLDERS' EQUITY

   Six month floating rate notes...................  $ 2,908         5.48%     $ 2,485        5.42%      $ 3,609        5.86%

   Other short-term borrowings.....................   23,640         5.51       18,493        5.43        11,802        5.88

   Long-term notes.................................   18,677         5.70       26,024        5.55        35,373        5.98
                                                     -------         ----      -------        ----       -------        ----

Total interest bearing liabilities.................   45,225         5.59%      47,002        5.50%       50,784        5.95%
                                                                     ====                     ====                      ====

Non-interest bearing liabilities...................    1,473                     1,464                     1,451

Stockholders' equity...............................      780                       815                     1,219
                                                     -------                   -------                   -------

Total liabilities and stockholders' equity.........  $47,478                   $49,281                   $53,454
                                                     =======                   =======                   =======

Net interest margin................................                  1.74%                    1.90%                     1.84%
                                                                     ====                     ====                      ====

================================================================================

Rate/Volume Analysis
The Rate/Volume Analysis below shows the relative contribution of changes in interest rates and asset volumes.

                            Taxable      Increase (decrease)
                          equivalent  attributable to change in
                           increase
                          (decrease)      Rate      Volume
1997 vs. 1996
Taxable equivalent
   interest income......... $(166)       $ (26)     $(140)

Interest expense...........   (57)          55       (112)
                            -----        -----      -----

Taxable equivalent net
   interest income......... $(109)       $ (81)     $ (28)
                            =====        =====      =====

1996 vs. 1995
Taxable equivalent
   interest income......... $(488)       $(235)     $(253)

Interest expense...........  (437)        (223)      (214)
                            -----        -----      -----

Taxable equivalent net
   interest income......... $ (51)       $ (12)     $ (39)
                            =====        =====      =====

     Taxable equivalent net interest income and net interest margin for the year ended December 31, 1997 decreased from 1996 by $109 million and .16 percent, respectively. The $81 million decrease in taxable equivalent net interest income attributable to the change in rates in 1997 versus 1996 was principally due to a $21 million increase in consolidation loan rebate fees (See -- "Student Loan Spread Analysis"), lower student loan yields in the form of reduced SAP rates which reduced interest income by $12 million and the growth in the balance of student loan participations which, due to the fact that they earn at a contractual rate that is net of servicing costs, negatively impacted student loan spreads by $16 million. Other factors contributing to the decrease were the writeoff of $13 million of deferred hedge losses in the 1997 third quarter and a decrease of $12 million in floor revenues, net of payments under the floor revenue contracts discussed below. These decreases were partially offset by an increase in income of $12 million from the amortization of upfront payments received from floor revenue contracts and higher interest spreads on investments. The $28 million decrease in taxable equivalent net interest income attributable to the change in volume was due mainly to the decrease in the average balance of student loans on-balance sheet as a result of securitizations partially offset by the increase in the average balance of student loan participations.

     Taxable equivalent net interest income in 1996 decreased from 1995 by $51 million. The $12 million decrease in taxable equivalent net interest income attributable to the change in rates in 1996 versus 1995 was principally due to higher reserves for risk-sharing, consolidation loan rebate fees and yield reductions totalling $40 million, an increase in student loan loss reserves (exclusive of risk-sharing) of $14 million and increased leverage of $21 million, partially offset by the increase of $29 million in floor revenues, net of payments to floor contract counterparties. Other items offsetting the decreases in taxable equivalent net interest income discussed above include $22 million of revenues from the amortization of the up-front payments received from student loan floor contracts, the $9 million reversal of a previously established reserve due to the successful outcome of litigation related to SAP payments on certain loans, and a higher percentage of student loans relative to average earning assets. The $39 million decrease attributable to volume is primarily due to the decrease in the balance of warehousing advances and investments as the Company reduced these assets and utilized the capital supporting them to purchase shares of its common stock. Since the Company's borrowings are largely variable rate in nature, the decrease in interest expense in 1996 was reflective of the level of interest rates in general. In addition, the absolute level of borrowings decreased as the balance sheet was reduced in size through the securitization of student loans as well as the reductions in the investment and warehousing advance portfolios.
     The increase in net interest margin in 1996 from 1995 was due principally to the increase in student loans as a percentage of average earning assets.

Student Loans

STUDENT LOAN SPREAD ANALYSIS
The following table analyzes the earning spreads on student loans for 1997, 1996 and 1995. The line captioned "Adjusted Student Loan Yields" reflects contractual yields adjusted for the amortization of premiums paid to purchase loan portfolios and the estimated costs of borrower benefits. The Company's servicing subsidiary, as the servicer of student loans that the Company securitizes, will continue to earn fee revenues over the life of the securitized student loan portfolios. The off-balance sheet information presented in the Student Loan Spread Analysis that follows analyzes the on-going revenues associated with the securitized portfolios of student loans.


                                  Years ended December 31,
                                1997        1996        1995

ON-BALANCE SHEET

Adjusted student loan yields     7.85%       7.92%       8.40%

Amortization of floor swap
   payments...............        .12         .07           -

Floor income..............        .10         .13         .04
Consolidation loan
   rebate fees............       (.20)       (.12)       (.10)

Reserves for risk-
   sharing costs..........       (.05)       (.05)          -

Offset fees...............       (.12)       (.12)       (.07)
                              -------     -------     -------

Student loan income.......       7.70        7.83        8.27

Cost of funds.............      (5.53)      (5.49)      (5.95)
                              -------     -------     -------

Student loan spread.......       2.17%       2.34%       2.32%
                              =======     =======     =======

Core student loan spread..       2.07%       2.21%       2.28%
                              =======     =======     =======

OFF-BALANCE SHEET

Servicing and securitization
   revenue................       1.58%       1.43%        .80%
                              =======     =======     =======

AVERAGE BALANCES

Student loans, including
   participations.........    $31,949     $33,273     $32,758

Securitized loans.........      9,542       4,020         177
                              -------     -------     -------

Managed student loans.....    $41,491     $37,293     $32,935
                              =======     =======     =======


     The core student loan spread declined from 2.21 percent in 1996 to 2.07 percent in 1997, a decline of .14 percent. The combined impact of consolidation loan rebate fees, reserves for risk-sharing losses and Offset Fees reduced core student loan spreads by .37 percent in 1997 versus .29 percent in 1996. This reduction was principally due to the growth in the portfolio of loans subject to the consolidation loan rebate fee. Other factors contributing to the decrease in the core student loan spread were the relative increase in student loan participations which contractually yield a lower rate than the underlying student loans (discussed below) and lower student loan yields in the form of reduced SAP rates, partially offset by increased revenues from the amortization of upfront payments received from student loan floor contracts and by lower additions to loss reserves for student loans.

     In November 1997, the Company suspended its loan consolidation program (See -- "Legislative Developments - Loan Consolidation Program") and, unless the Company is able to reinstate its program, consolidation loan rebate fees will decline over time as the portfolio of consolidation loans are repaid. However, on-balance sheet student loan spreads will continue to be negatively impacted as the balance of newly acquired loans, which are subject to the reduced SAP rates, risk-sharing and Offset Fees, replaces the runoff of older student loans not subject to these fees and yield reductions. The Company endeavors to pass through the impact of these costs through the pricing of loan portfolios it purchases in the secondary market.
     The decrease in the core student loan spread in 1996 relative to 1995 was due principally to higher consolidation loan rebate fees, reserves for risk-sharing losses and Offset Fees, the effect of student loan participations which contractually yield a lower rate than the underlying student loans, and increased student loan loss reserves, offset by the revenues from the amortization of upfront payments received from student loan floor contracts and a one-time gain from the reversal of a previously established loss reserve due to the successful outcome of litigation related to SAP payments on certain loans.
     In the third quarter of 1996, the GSE restructured its business relationship with the Chase Manhattan Bank ("Chase") whereby the GSE and Chase formed a joint venture (the "Joint Venture") that markets education loans made by Chase. Chase sells the loans to a trust which holds them on behalf of the Joint Venture. These loan purchases are financed through sales of student loan participations to the GSE and Chase. The loan participations earn interest at a contractual rate which is based on the yield of the underlying student loans less amounts to cover servicing and other operating expenses. Such expenses reduced the Company's student loan spread by .08 percent in 1997 and .03 percent in 1996. At December 31, 1997 and 1996, the Joint Venture owned $3.9 billion and $2.9 billion, respectively, of federally insured education loans with substantially all of the loans serviced by the Company's servicing subsidiary. The Company accounts for its investment in the Joint Venture using the equity method.

STUDENT LOAN FLOOR REVENUES
The yield to holders of FFELP loans is subsidized on the borrower's behalf by the federal government to provide a market rate of return through the payment of SAP. The SAP is paid to holders of FFELP loans whenever the average of all of the 91-day Treasury bill auctions in a calendar quarter plus a spread of 2.50 percent, 3.10 percent, 3.25 percent or 3.50 percent, depending on the loan's status and origination date, exceeds the rate of interest that the borrower pays. The interest rate paid by the borrower is either at a fixed rate or a rate that resets annually. Thus, the yield to holders of student loans varies with the 91-day Treasury bill rate except in low interest rate environments, when the interest rate which the borrower is obligated to pay exceeds the variable rate determined by the SAP formula. When this happens the borrower's interest rate, which is the minimum interest rate earned on FFELP loans, becomes, in effect, a floor rate. The floor enables the Company to earn wider spreads on these student loans since the Company's variable cost of funds, which is indexed to the 91-day Treasury bill rate, reflects lower market rates. The floor generally becomes a factor when the Treasury bill rate is less than 5.90 percent. For loans which have fixed borrower interest rates, the floor remains a factor until Treasury bill rates rise to a level at which the yield determined by the SAP formula exceeds the borrower's interest rate ("fixed rate floors"). For loans with annually reset borrower rates, the floor is a factor until either Treasury bill rates rise or the borrower's interest rate is reset which occurs on July 1 of each year ("variable rate floors"). Under the FFELP program, the majority of loans disbursed after July 1992 have variable borrower interest rates that reset annually.

MANAGED STUDENT LOANS ELIGIBLE TO EARN FLOOR REVENUES
The following table reflects those loans in the Company's managed student loan portfolio with potential to earn floor revenue at December 31, 1997 and 1996 (dollars in billions).


                                                                December 31, 1997                      December 31, 1996
                                                           Fixed    Variable     Total           Fixed    Variable     Total

Student loans with floor revenue potential............    $14.2     $ 20.5      $ 34.7           $16.1      $15.1      $ 31.2

Less notional amount of floor revenue contracts.......     (7.2)     (10.6)      (17.8)           (8.6)      (4.9)      (13.5)
                                                          -----     ------      -------          ------     -----      ------

Net student loans with floor revenue potential........    $ 7.0     $  9.9      $ 16.9           $ 7.5      $10.2      $ 17.7
                                                          =====     ======      ======           =====      =====      ======

Net student loans earning floor revenues at year end..    $ 4.6     $   --      $  4.6           $ 2.8      $ 6.6      $  9.4
                                                          =====     ======      ======           =====      =====      ======

     Based on the average bond equivalent 91-day Treasury bill rates of 5.21 percent, 5.16 percent and 5.68 percent for the years ended December 31, 1997, 1996 and 1995, respectively, the Company earned floor revenues of $32 million (net of $19 million in payments under the floor revenue contracts), $43 million (net of $12 million in payments under the floor revenue contracts), and $14 million, respectively.

FLOOR REVENUE CONTRACTS
During 1996 and 1997, the Company entered into contracts with third parties with notional amounts of $13 billion and $11 billion, respectively, under which it agreed to pay the future floor revenues received in exchange for upfront payments ("floor revenue contracts"). These upfront payments are being amortized to student loan income over the average life of the contracts, which is approximately six months for the 1997 contracts and two years for the 1996 contracts. At December 31, 1997, $11 billion of the notional amount of the 1997 contracts was outstanding and $7 billion of the notional amount of the 1996 contracts was outstanding.
     For the years ended December 31, 1997 and 1996, the amortization of the upfront payments received for the sale of fixed rate floor revenue contracts contributed $34 million and $22 million, respectively, pre-tax to core earnings. The amortization of these payments is not dependent on future interest rate levels, and therefore is included in the Company's definition of core earnings. In addition, for the years ended December 31, 1997 and 1996, the Company earned $7 million and $1 million, respectively, on variable rate floor revenue contracts. These contracts typically expire on the interest reset date of the underlying student loans and the related amortization of up-front payments is excluded from core earnings.

PROVISION FOR STUDENT LOAN LOSSES
The provision for student loan losses is the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the existing on-balance sheet loan portfolio. In evaluating the adequacy of the allowance for loan losses, the Company takes into consideration several factors including trends in claims rejected for payment by guarantors, default rates on non-federally insured student loans, principally those insured by a wholly owned subsidiary of the Company and the amount of FFELP loans subject to 2 percent risk-sharing. In 1997, the Company added $17 million to this reserve to provide for losses on non-federally insured student loans versus $14 million in 1996. The Company also added a net of $5 million for potential losses on its federally insured student loan portfolio based on the additions for potential losses due to risk-sharing partially offset by decreases due to improved experience in recovering unpaid guarantees on defaulted student loans versus $15 million in 1996. The provision for loan losses, net of recoveries, did not change materially in 1995. Once a student loan is charged off as a result of an unpaid claim, it is the Company's policy to continue to pursue the recovery of principal and interest.
     Management believes that the allowance for loan losses is adequate to cover anticipated losses in the on-balance sheet student loan portfolio. However, this evaluation is inherently subjective as it requires material estimates that may be susceptible to significant changes.

Funding Costs
The Company's borrowings are generally variable rate indexed principally to the 91-day Treasury bill rate. The following table summarizes the average balance of debt (by index after giving effect to the impact of interest rate swaps) for the years ended December 31, 1997, 1996 and 1995.


                                                                         Years ended December 31,
                                                 ----------------------------------------------------------------------------
                                                         1997                       1996                     1995
                                                 Average       Average      Average      Average     Average       Average
Index                                            Balance        Rate        Balance       Rate       Balance        Rate

Treasury bill, principally 91-day..............  $32,240        5.52%       $35,375        5.48%     $34,039        5.93%

LIBOR..........................................    6,219        5.51          7,797        5.38       14,290        5.87

Discount notes.................................    5,267        5.48          2,694        5.35        1,209        5.85

Fixed..........................................      663        7.02            720        6.81          811        6.68

Zero coupon....................................      134       11.12            123       11.12          123       11.06

Other..........................................      702        5.20            293        4.87          312        6.11
                                                 -------       -----        -------       -----      -------       -----

Total..........................................  $45,225        5.59%       $47,002        5.50%     $50,784        5.95%
                                                 =======       =====        =======       =====      =======       =====

     In the above table, for the years ended December 31, 1997, 1996 and 1995, spreads for Treasury bill indexed borrowings averaged .24 percent, .25 percent and .26 percent, respectively, over the weighted average Treasury bill rates for those years and spreads for London Interbank Offered Rate ("LIBOR") indexed borrowings averaged .24 percent, .26 percent and .31 percent, respectively, under the weighted average LIBOR rates.

Other Income
In addition to the $97 million reserve reversal related to the applicability of the Offset Fee to securitized student loans, the increase in other income of $354 million over 1996 was mainly due to higher levels of securitization during 1997, and an increase of $93 million in servicing and securitization revenue as the Company's average balance of securitized student loans increased by $5.5 billion over 1996.

Securitization Program
During each of the years ended December 31, 1997 and 1996, the Company completed four securitization transactions, in which a total of $9.4 billion and $6.0 billion of student loans, respectively, were sold to a special purpose finance subsidiary and by the subsidiary to trusts that issued asset-backed securities to fund the student loans to term. The Company accounts for its securitization transactions in accordance with Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes the accounting for certain financial asset transfers including securitization transactions. Under SFAS 125, the Company records a gain on sale equal to the present value of the expected net cash flows from the trust to the Company over the life of the portfolio sold. The resultant asset (the "Interest Residual") consists of the net present value of the excess of the interest earned on the portfolio of student loans sold to the trust less the interest paid on the asset-backed securities, servicing and administration fees, the estimated cost of borrower benefit programs, expected losses from risk-sharing on defaulted loans and other student loan related costs. In addition, the Company continues to service the loans in the trusts for a fee and earns that fee over the life of the portfolio. When the contract servicing fee is greater than current market servicing rates, the present value of such excess servicing fees is recognized as a servicing asset and included in the gain on sale.

GAINS ON SALES OF STUDENT LOANS
In 1997, the Company recorded securitization gains of $280 million pre-tax, an increase of $231 million over the gains recorded in 1996. The increase is mainly due to the securitization of $3.4 billion more student loans in 1997 than in 1996. In the third quarter of 1997, the Company resolved litigation over whether the Offset Fee applied to securitized student loans. As a result, in the third quarter of 1997 the Company reversed a pre-tax $97 million reserve (of which $57 million was accrued prior to 1997 and $40 million was accrued in the first half of 1997) for Offset Fees accrued previously on securitized student loans. If the Company had recorded gains at the time of each securitization transaction without reserving for the Offset Fee, then the 1997 gains would have been pre-tax $226 million versus $95 million in 1996, or, as a percentage of the securitized portfolios, 2.39 percent in 1997 versus 1.58 percent in 1996. The increase in gains as a percentage of the securitized portfolio was due mainly to higher average borrower indebtedness and the longer average life of the portfolios of loans securitized in 1997 versus 1996. Gains on securitizations were immaterial in 1995. Gains on future securitizations will continue to vary depending on the size and the loan characteristics of the loan portfolios securitized and the funding costs prevailing in the securitization debt markets.

SERVICING AND SECURITIZATION INCOME
Interest earned on the Interest Residual is included in servicing and securitization revenue and totaled $53 million and $23 million, for the years ended December 31, 1997 and 1996, respectively. Securitization and servicing revenue also includes fee income earned for servicing the securitized portfolios. These fees, less the amortization of the servicing asset, totaled $98 million and $35 million, for the years ended December 31, 1997 and 1996, respectively. The increase in servicing and securitization income is mainly due to the increase in the average balance of the Interest Residual from $144 million in 1996 to $329 million in 1997, and to the increase in the average balance of securitized student loans from $4.0 billion in 1996 to $9.5 billion in 1997. Servicing and securitization income in 1997 also includes $3 million related to the Offset Fee reserve reversal in the third quarter of 1997.

Operating Expenses
Operating expenses include costs to service the Company's managed student loan portfolio and operational costs incurred in the process of acquiring student loan portfolios and general and administrative expenses. Total operating expenses as a percentage of average managed student loans were 119 basis points, 109 basis points and 133 basis points for the years ended December 31, 1997, 1996 and 1995 respectively. Operating expenses in 1997 included one-time expenses of $86 million ($61 million to corporate operating expenses and $25 million to servicing costs) incurred in 1997 in connection with the Company's Reorganization, the proxy contest, the transfer of loans from a third party servicer in financial difficulty and the change in business strategies implemented by the new management. Together these one-time costs account for 21 of the 119 basis points in 1997. Operating expenses are summarized in the tables on the following page.

                                                                Years ended December 31,
                             ----------------------------------------------------------------------------------------------
                                        1997                             1996                             1995

                                          Servicing                           Servicing                         Servicing
                                             and                                 and                                and
                             Corporate   Acquisition   Total      Corporate  Acquisition   Total     Corporate   Acquisition   Total

Salaries and employee
  benefits...................  $ 75          $150      $225         $ 68        $138       $206         $ 75         $137      $212

Occupancy and equipment......    28            72       100           24          60         84           25           49        74

Professional fees............    23            20        43           15           8         23           34           11        45

Advertising and printing.....     7             -         7            7           -          7            6            -         6

Office operations............     8            28        36            8          32         40            9           35        44

Other........................    34            12        46            9           2         11           12            2        14
                               ----         -----     -----         ----       -----      -----         ----        -----     -----

Total internal operating
   expenses...................  175           282       457          131         240        371          161          234       395

Third party servicing costs...    -            37        37            -          35         35            -           44        44
                               ----         -----     -----         ----       -----      -----         ----        -----     -----

Total operating expenses...... $175          $319      $494         $131        $275       $406         $161         $278      $439
                               ====         =====     =====         ====       =====      =====         ====        =====     =====

Employees at end of the year..  563         4,045     4,608          761       4,031      4,792          856        3,885     4,741
                               ====         =====     =====         ====       =====      =====         ====        =====     =====


                                             Years ended December 31,                      Increase/(Decrease)
                                          --------------------------------       -----------------------------------------
                                          1997         1996           1995       1997 vs. 1996             1996 vs. 1995
                                                                                 $           %             $          %

Servicing costs........................    $252         $211          $205       $41         20%          $ 6           3%

Acquisition costs......................      67           64            73         3          4            (9)        (13)
                                           ----         ----          ----       ---         --           ---         ---

Total servicing and acquisition costs..    $319         $275          $278       $44         16%          $(3)         (1)%
                                           ====         ====          ====       ===         ==           ===         ===

================================================================================

     In 1997, corporate operating expenses increased by $44 million over the corresponding year. As mentioned above, the increase can be attributed to the one-time, non-recurring expenses of $61 million that relate to the Reorganization of the GSE. Specifically, these expenses were related to privatization costs ($12 million expense related to the warrants issued to the D.C. government, $5 million for the use of the Sallie Mae name and $3 million in fees and related costs for the Company's initial SEC registration), severance costs as a result of staff reductions ($16 million), costs associated with the consolidation of staff located in the metropolitan Washington D.C. area ($11 million), the write-down of various non-student loan assets ($5 million) and costs associated with the proxy solicitations relating to the Reorganization ($9 million). The decrease in corporate operating expenses exclusive of the one-time, non-recurring expenses was due to lower professional fees and the beneficial impact in the fourth quarter from the staff reductions, lower depreciation from the asset writedowns and the consolidation of facilities.
     For the year ended December 31, 1997, servicing costs increased by $41 million. Approximately $25 million of this increase was due to the one-time, non-recurring expenses of $11 million for the write-down of assets, $4 million for severance costs relating to the third quarter staff reductions and $10 million in connection with the transfer of loans from a third party servicer in financial difficulty to Sallie Mae Servicing Corporation ("SMSC"), a wholly owned subsidiary of the Company. The increase also reflects increased costs associated with the increase in the volume of loans serviced.
     The decrease of $30 million in corporate operating expenses in 1996 versus 1995 was due principally to the divestiture of a majority interest in CyberMark, a wholly owned subsidiary, completed during the second quarter of 1996 which reduced 1996 operating expenses by $20 million. Reductions in corporate staffing and professional fees reduced operating expenses by an additional $10 million.
     Servicing costs include all operations and systems costs incurred to service the portfolio of managed student loans, including fees paid to third party servicers. The 1992 legislated expansion of student eligibility and increases in loan limits resulted in higher average student loan balances, which generally command a higher price in the secondary market and contribute to lower servicing costs as a percentage of the average balance of managed student loans. When expressed as a percentage of the managed student loan portfolio, servicing costs averaged 61 basis points, 57 basis points and 62 basis points for the years ended December 31, 1997, 1996 and 1995 respectively. The increase in 1997 was due principally to the one-time costs discussed above, which increased servicing costs by 6 basis points for the year ended December 31, 1997.

     Loan acquisition costs are principally costs incurred under the ExportSS(R) ("ExportSS") loan origination and administration service, the costs of converting newly acquired portfolios onto the Company's servicing platform or those of third party servicers and costs of loan consolidation activities. The ExportSS service provides back-office support to clients by performing loan origination and servicing prior to the sale of portfolios to the Company. During 1997, $4.7 billion of student loans were originated and transferred to the Company's ExportSS system, of which $1.5 billion was related to the Joint Venture's portfolio including $760 million committed for sale to the Company, compared to $4.2 billion in the prior year. The outstanding portfolio of loans serviced for ExportSS lenders totaled $4.2 billion at December 31, 1997, up 3 percent from $4.0 billion at December 31, 1996.

Federal and State Taxes
The Company maintains a portfolio of tax-advantaged assets principally to support education-related financing activities. That portfolio was primarily responsible for the decrease in the effective federal income tax rate from the statutory rate of 35 percent to 32 percent in 1997, 30 percent in 1996, and 27 percent in 1995. The increase in the effective tax rate for 1997 was mainly due to $12 million of warrants issued in connection with the privatization and other privatization costs, which are not deductible for tax purposes. The GSE is exempt from all state, local, and District of Columbia income, franchise, sales and use, personal property and other taxes, except for real property taxes. However, this tax exemption applies only to the GSE and does not apply to SLM Holding or its other operating subsidiaries. Under the Privatization Act, the Company's GSE and non-GSE activities are separated, with non-GSE activities being subject to taxation at the state and local level. State taxes were immaterial in 1997 as the majority of the Company's business activities were conducted in the GSE.
     As increasing business activity occurs outside of the GSE, the impact of state and local taxes will increase accordingly. Management expects that ultimately all business activities will occur outside of the GSE which could increase the Company's effective income tax rate by as much as four percent. The loss of the GSE tax exemption for sales and use and personal property taxes could increase operating costs by one percent.

Liquidity and Capital Resources
The Company's primary requirements for capital are to fund the Company's operations, its purchases of student loans and the repayment of its debt obligations while continuing to meet the GSE's statutory capital adequacy ratio test. The Company's primary sources of liquidity are through the debt issuances by the GSE, off-balance sheet financings through securitizations, cash generated by its subsidiaries' operations and distributed through dividends to the Company and bank borrowings.
     The GSE secures financing to fund its on-balance sheet portfolio of student loans along with its other operations by issuing debt securities in the domestic and overseas capital markets, through public offerings and private placements of U.S. dollar-denominated and foreign currency-denominated debt of varying maturities and interest rate characteristics and through securitizations of its student loans. The GSE's debt securities are currently rated at the highest credit rating level by Moody's Investors Service and Standard & Poor's. Historically, the rating agencies' ratings of the GSE have been largely a factor of its status as a government-sponsored enterprise. Since the Privatization Act did not modify the attributes of debt issued by the GSE, management anticipates that the GSE will retain its current credit ratings. In addition to the GSE debt, student loan securitization has been an increasing source of funding for the Company's managed student loan portfolio since 1995. As student loans are securitized the need for long-term financing of these assets on balance sheet decreases. Management believes that the financing and capital requirements of the Company can be adequately accommodated through the foregoing sources.
     During 1997, the Company used the proceeds from student loan securitizations of $9.6 billion, repayments and claim payments on student loans of $3.8 billion, and the net proceeds from sales of investments of $2.4 billion to purchase student loans and participations of $9.0 billion, to reduce total debt by $7.4 billion and to repurchase $680 million of the Company's common stock.
     Operating activities provided net cash inflows of $55 million in 1997, a decrease of $147 million from the net cash inflows of $202 million in 1996. This decrease was mainly attributable to the decrease in other liabilities of $130 million in 1997 versus an increase of $188 million in 1996 caused by 1996 student loan purchases of approximately $200 million for which payment was made in 1997.
     During 1997, the GSE issued $4.7 billion of long-term notes to refund maturing and repurchased obligations. At December 31, 1997, the GSE had $14.5 billion of outstanding long-term debt issues of which $9.6 billion had stated maturities that could be accelerated through call provisions. The GSE uses interest rate and foreign currency swaps (collateralized where appropriate), purchases of U.S. Treasury securities and other hedging techniques to reduce the exposure to interest rate and currency fluctuations that arise from its financing activities and to match the characteristics of its variable interest rate earning assets. (See "Interest Rate Risk Management.")

     On August 8, 1997, SLM Holding secured a $600 million bank line of credit which is being used to meet working capital needs. Over the long term, securitization is expected to provide the principal source of long-term funding for the Company's managed portfolio of student loans. There will also be a need for short-term financing for student loans prior to securitization. Such financings will likely require the Company to obtain a bond rating and such ratings will not be known until specific debt is issued. It is expected that these ratings will be below the GSE's current credit rating levels. At December 31, 1997, SLM Holding had $281 million outstanding under this line.
     Until the GSE is dissolved, the Privatization Act places a number of limitations on the Company. Under the Privatization Act, the GSE must wind down its operations and dissolve on or before September 30, 2008. Any GSE debt obligations outstanding at the date of such dissolution will be defeased through creation of a fully collateralized trust, consisting of U.S. government or agency obligations with cash flows matching the interest and principal obligations of the defeased debt. The Privatization Act requires that on the dissolution date of September 30, 2008, the GSE shall repurchase or redeem, or make proper provisions for repurchase or redemption of any outstanding preferred stock. The Company has the option of effecting an earlier dissolution of the GSE if certain conditions are met. Also upon the GSE's dissolution, all of its remaining assets will transfer to the Company.
     The Privatization Act effectively requires that the GSE maintain a minimum statutory capital adequacy ratio (the ratio of stockholders' equity to total assets plus 50 percent of the credit equivalent amount of certain off-balance sheet items) of at least 2 percent until January 1, 2000 and 2.25 percent thereafter or be subject to certain "safety and soundness" requirements designed to restore such statutory ratio. Management anticipates being able to fund the increase in required capital from the GSE's current and retained earnings. While the GSE may not finance the activities of its non-GSE affiliates, it may, subject to its minimum capital requirements, dividend retained earnings and surplus capital to SLM Holding, which in turn may contribute such amounts to its non-GSE subsidiaries. The Privatization Act requires management to certify to the Secretary of the Treasury that, after giving effect to the payment of dividends, the statutory capital ratio test would have been met at the time the dividend was declared. At December 31, 1997, the GSE's statutory capital adequacy ratio, after the effect of the dividends to be paid in the first quarter of 1998, was 2.00 percent.
     The Privatization Act imposes certain restrictions on intercompany relations between the GSE and its affiliates during the wind-down period. In particular, the GSE must not extend credit to nor guarantee any debt obligations of SLM Holding or its non-GSE subsidiaries.
     The Privatization Act provides that the GSE may continue to issue new debt obligations maturing on or before September 30, 2008. The legislation further provides that the legal status and attributes of the GSE's debt obligations, including Securities and Exchange Commission ("SEC") registration and state tax exemptions, will be fully preserved until their respective maturities. Such debt obligations will remain GSE debt obligations, whether such obligations were outstanding at the time of, or issued subsequent to, the Reorganization. The obligations of SLM Holding do not have GSE status.

Securitization
Since 1995, the Company has diversified its funding sources independent of its GSE borrower status by securitizing a portion of its student loan assets. Securitized student loans are funded off-balance sheet to term through the public issuance of student loan asset-backed securities ("ABS securities"), which reduces the Company's on-balance sheet funding needs. During 1997, the GSE completed four transactions in which it sold a total of $9.4 billion of student loans to trusts which issued $9.6 billion of securities backed by the loans.
     Management believes that securitization represents an efficient source of funding. The GSE's ABS securities generally have a higher cost of funds than its traditional on-balance sheet financing because the ABS securities are term match-funded and do not benefit from the GSE's government-sponsored enterprise status. However, the increased funding costs of the ABS securities are mitigated by the absence of the Offset Fees on securitized loans. Securitization also allows the Company to obtain financing at a lower cost than otherwise would be achievable without the GSE's government-sponsored status. Securitizations to date have been structured to achieve a "AAA" credit rating on over 96 percent of its securities sold (with an "A" credit rating on the remaining subordinated securities).

Interest Rate Risk Management

Interest Rate GAP Analysis
The Company's principal objective in financing its operations is to minimize its sensitivity to changing interest rates by matching the interest rate characteristics of its borrowings to specific assets in order to lock in spreads. The Company funds its floating rate managed loan assets (most of which have weekly rate resets) with variable rate debt and fixed rate debt converted to variable rates with interest rate swaps. The Company also uses interest rate cap and collar agreements, foreign currency swaps, options on securities, and financial futures contracts to further reduce interest rate risk and foreign currency exposure on certain of its borrowings. Investments are funded on a "pooled" approach, i.e., the pool of liabilities that funds the investment portfolio has an average rate and maturity or reset date that corresponds to the average rate and maturity or reset date of the investments which they fund.

     In addition to term match funding, the Company's ABS securities generally match the interest rate characteristics of the majority of the student loans in the trusts by being indexed to the 91-day Treasury bill. However, at December 31, 1997, there were approximately $2 billion of PLUS/SLS student loans outstanding in the trusts which have interest rates which reset annually based on the final auction of 52-week Treasury bill before each June 1. The Company manages this basis risk within the trusts through its on-balance sheet financing activities. The effect of this basis risk management is included in the following table as the impact of securitization.
     In the table below the Company's variable rate assets and liabilities are categorized by reset date of the underlying index. Fixed rate assets and liabilities are categorized based on their maturity dates. An interest rate gap is the difference between volumes of assets and volumes of liabilities maturing or repricing during specific future time intervals. The following gap analysis reflects rate-sensitive positions at December 31, 1997 and is not necessarily reflective of positions that existed throughout the period.


                                                                      Interest Rate Sensitivity Period
                                                   ----------------------------------------------------------------------
                                                                3 months     6 months
                                                   3 months        to           to        1 to 2       2 to 5      Over 5
                                                    or less     6 months      1 year       years        years       years

ASSETS

Student loans...................................... $27,216     $ 2,305      $     -      $     -      $    -      $    -

Warehousing advances...............................   1,847           2            -            1           -          19

Academic facilities financings.....................      82          39           19           60         345         830

Cash and investments...............................   3,106          26           48           28          84       1,838

Other assets.......................................       4           5           10           29         192       1,774
                                                    -------     -------      -------      -------      ------      ------

   Total assets....................................  32,255       2,377           77          118         621       4,461
                                                    -------     -------      -------      -------      ------      ------

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings..............................  15,170       2,370        5,636            -           -           -

Long-term notes....................................   4,221         499            -        4,339       4,900         582

Other liabilities..................................       -           -            -            -           -       1,303

Minority interest in subsidiary....................       -           -            -            -           -         214

Stockholders' equity...............................       -           -            -            -           -         675
                                                    -------     -------      -------      -------      ------      ------

   Total liabilities and stockholders' equity......  19,391       2,869        5,636        4,339       4,900       2,774
                                                    -------     -------      -------      -------      ------      ------

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Interest rate swaps................................  12,232       1,400       (5,556)      (4,289)     (4,779)        992

Impact of securitized student loans................   1,831      (1,831)           -            -           -           -
                                                    -------     -------      -------      -------      ------      ------

Total off-balance sheet financial instruments......  14,063        (431)      (5,556)      (4,289)     (4,779)        992
                                                    -------     -------      -------      -------      ------      ------

Period gap......................................... $(1,199)    $   (61)     $    (3)     $    68      $  500      $  695
                                                    =======     =======      =======      =======      ======      ======

Cumulative gap..................................... $(1,199)    $(1,260)     $(1,263)     $(1,195)     $ (695)          -
                                                    =======     =======      =======      =======      ======      ======

Ratio of interest-sensitive assets to interest-
  sensitive liabilities............................   166.3%       82.7%         1.2%         2.1%        8.8%      461.7%
                                                    =======     =======      =======      =======      ======      ======

Ratio of cumulative gap to total assets............     3.0%        3.2%         3.2%         3.0%        1.7%          -%
                                                    =======     =======      =======      =======      ======      ======

Interest Rate Sensitivity Analysis
The effect of short-term movements in interest rates on the Company's results of operations and financial position has been limited through the Company's risk management activities. The Company performed a sensitivity analysis to determine the effect of a hypothetical increase in market interest rates of 10 percent. Based on this analysis an increase in rates of this magnitude would reduce net income by approximately $22 million or $.12 diluted earnings per share. The decline in net income would primarily be due to the reduction in floor revenues earned net of payments to floor revenue counterparties.
     The fair value of the Company's interest sensitive assets and its long-term debt and hedging instruments are also subject to change as a result of potential changes in market rates and prices. A separate analysis was performed to determine the effects of 10 percent rise in market interest rates on the fair value of the Company's financial instruments. The effect of the 10 percent rise in rates on fair values would be a decrease in the fair market value of student loans of approximately $50 million. The decrease in student loan fair market value would be partially offset by a net increase in the fair market value of the Company's non-student loan assets, long-term debt and hedging instruments of $5 million. The decrease in student loan market value is mainly due to the reduction in value of the floor revenue feature of the underlying student loans.
     These amounts have been determined after considering the impact of a hypothetical shift in interest rates and the use of this methodology to quantify the market risk of such instruments with no other changes in the Company's financial structure. The analysis is limited because it does not take into account the overall level of economic activity, other operating transactions and other management actions that could be taken to further mitigate the Company's exposure to risk.

Average Terms to Maturity
The following table reflects the average terms to maturity for the Company's earning assets and liabilities at December 31, 1997 (in years):

EARNING ASSETS

Student loans..........................................  6.0

Warehousing advances...................................  4.5

Academic facilities financings.........................  7.5

Cash and investments...................................  6.0
                                                         ---

Total earning assets...................................  6.0
                                                         ---

BORROWINGS

Short-term borrowings..................................   .5

Long-term borrowings...................................  3.0
                                                         ---

Total borrowings.......................................  1.5
                                                         ---


     In the above table, Treasury receipts and variable rate asset-backed securities, although generally liquid in nature, extend the weighted average remaining term to maturity of cash and investments to 6.0 years. As student loans are securitized, the need for long-term on-balance sheet financing will decrease.

Common Stock
On January 2, 1998, the Company effected a 7-for-2 stock split through a stock dividend of an additional five shares for every two owned. This increased the number of common shares outstanding at December 31, 1997 from 49.5 million to
173.4 million.

     During 1997, the Company repurchased 18.0 million shares of its common stock adjusted for the 7-for-2 stock split leaving 173.4 million shares outstanding at December 31, 1997. For the past few years the GSE has operated near the statutory minimum capital ratio of 2.0 percent of risk adjusted assets required under its charter. Capital in excess of such amounts has been used to repurchase common shares. As of December 31, 1997, the Company had remaining authority to repurchase up to an additional 6.3 million shares. In January 1998, the Board of Directors increased this authority by 20 million shares, bringing the total remaining authority to 26.3 million shares which covers both purchases of common shares in the open market or effective purchases through equity forward contracts. Commencing in the fourth quarter of 1997, the Company supplemented its open market common stock purchases by entering into equity forward transactions to purchase 7 million shares on a cash or net share settled basis. The forwards settle at various times over the next two years at prices ranging from $38 per share to $42 per share.

Other Related Events and Information

Legislative Developments
The Higher Education Act provides that the special allowance for student loans made on or after July 1, 1998 will be based on the U.S. Treasury security with comparable maturity plus 1.0 percent for Stafford and Unsubsidized Stafford loans, and 2.1 percent for PLUS loans. The Secretary of Education has not adopted regulations specifying the U.S. Treasury security on which these interest rates will be based or how often the special allowance rate will reset. Depending on the specifics of the regulations, these changes could adversely impact the FFELP market and the Company's business, because of the uncertain availability and costs of funding to support this new type of instrument. On February 25, 1998, the U.S. Treasury Department released a report on "The Financial Viability of the Government Guaranteed Student Loan Program." The report concludes that the new special allowance formula scheduled to take effect for student loans on July 1, 1998 would reduce lenders' net return to below acceptable levels and would create inefficiencies. The Treasury report also suggests that the current T-bill based formula provides lenders with a pre-tax rate of return that exceeds a "reasonable range of target rates." Management believes that the report's costs and profitability assumptions underlying the rate of return analysis are flawed. Concurrent with the release of the report, the Clinton Administration called for a reinstatement of the 91-day T-bill index and an 80 basis point reduction in the special allowance for both in-school and repayment loans. Management believes the administration's proposal, as with the currently scheduled rate change, would result in uneconomic returns for lenders. Such a reduction would have a material adverse impact on the Company and its earnings. Management expects Congress to consider this issue in March of 1998. It is uncertain whether Congress will enact any changes to the law and whether such changes would be in line with the Administration's proposal.

Loan Consolidation Program
On November 13, 1997, President Clinton signed into law the Emergency Student Loan Consolidation Act of 1997, which made significant changes to the FFELP loan consolidation program. These changes include: (1) providing that FDSLP loans are eligible to be included in a FFELP consolidation loan; (2) changing the borrower interest rate on new consolidation loans (previously a fixed rate based on the weighted average of the loans consolidated, rounded up to the nearest whole percent) to the annually variable rate applicable to Stafford loans (the bond equivalent rate at the last auction in May of 91-day Treasury bills, plus 3.10 percent, capped at 8.25 percent); (3) providing that the portion of a consolidated loan that is comprised of subsidized loans retains its subsidy benefits during periods of deferment; and (4) establishing prohibitions against various forms of discrimination in the making of consolidation loans. All of these provisions, with the exception of item 4, expire on September 30, 1998. The emergency legislation did not alter the 105 basis points annual fee payable by the holder of a consolidation loan or the 50 basis points origination fee charged to lenders when a consolidation loan is issued.
     Following enactment of this legislation, the Company announced that, effective as of November 13, 1997, it had suspended its loan consolidation program (marketed as the SMART LoanSM program). The new legislation made it difficult for the Company to participate in the FFELP consolidation loan program for profitability reasons. The Company does, however, strongly endorse the principle of the legislation that allows FDSLP and FFELP borrowers to consolidate their loans under either program and plans to continue to press for changes that will enable the Company to once again participate in the FFELP consolidation loan program.

Administration's FY 1999 Budget Proposal

On February 3, 1998, President Clinton submitted his Fiscal Year 1999 budget proposal to Congress. As in past years, the President has included a number of provisions designed to reduce the costs of the FFELP program and to provide savings necessary to offset the costs of reducing borrower paid loan origination fees, which he proposed to eliminate completely for Subsidized Stafford loans by July 1, 2003. The President proposed to provide FFELP borrowers extended repayment options that are available in the FDSLP, and to allow for a multi-year promissory note for both the FFELP and FDSLP to streamline the application process for serial borrowers. Of specific interest to lenders are proposals to reset the interest rate for special allowance payments on new loans on an annual basis, versus the current weekly reset, require lenders to limit interest capitalization on Unsubsidized Stafford Loans to the beginning of repayment (versus current policy which permits capitalization to occur as frequently as quarterly while the borrower is in school) and to require FFELP lenders that offer benefits involving the partial or complete payment of borrower origination fees to offer those benefits to all borrowers they serve. Special allowance payments made on loans funded via tax-exempt obligations would also be reduced. In Higher Education Act reauthorization proposals submitted subsequent to submission of the budget, the Administration proposed to reduce the interest rate on Stafford loans while the borrower is in school to the 10-year Treasury Note rate without any spread to that rate. The President called again for a total restructuring of the guaranty agencies, including recalling more than $1 billion in remaining guarantor reserve funds. The President's plan for guaranty agencies calls for converting them to a "fee for service" model, reducing amounts they currently retain on amounts collected from defaulted borrowers from 27 percent to 18.5 percent and replacing payments for pre-claims assistance with a performance-based formula. All these proposals may be considered by Congress as it deliberates on this budget and addresses the reauthorization of the Higher Education Act.

Year 2000 Issue
The "Year 2000 issue" refers to a wide variety of potential computer program processing and functionality issues that may arise from the inability of computer programs to properly process date-sensitive information relating to the Year 2000, years thereafter and to a lesser degree the Year 1999. During 1996, the Company commenced a Year 2000 compliance project to assess and remediate its internal software and hardware systems to avoid or mitigate Year 2000 problems and to evaluate potential Year 2000 problems that may arise from entities with which the Company interacts. The Company is assessing its internal software and hardware, and is in the process of replacing or modifying those systems. The Company does not believe that the costs of its internal program will be material to any single year.
     The Company has surveyed its third party service providers and business partners and is currently reviewing these surveys to determine the level of compliance and the potential impact of noncompliance. There can be no assurance that the computer systems of other companies or counterparties on which the Company relies will be compliant on a timely basis, or that a failure to resolve Year 2000 issues by another party, or a remediation or conversion that is incompatible with the Company's computer systems, will not have a material adverse effect on the Company.

                           Consolidated Balance Sheets
                (Dollars in thousands, except per share amounts)

                                                                                                      December 31,
                                                                                               1997                 1996
ASSETS

Insured student loans purchased............................................................ $27,592,714         $32,307,930

Student loan participations................................................................   1,927,896           1,445,596
                                                                                            -----------         -----------

Insured student loans......................................................................  29,520,610          33,753,526

Warehousing advances.......................................................................   1,868,654           2,789,485

Academic facilities financings

   Bonds - available-for-sale..............................................................     860,325             934,481

   Loans...................................................................................     514,691             538,850
                                                                                            -----------         -----------

Total academic facilities financings.......................................................   1,375,016           1,473,331

Investments

   Available-for-sale......................................................................   4,549,977           6,833,695

   Held-to-maturity........................................................................     525,962             601,887
                                                                                            -----------         -----------

Total investments..........................................................................   5,075,939           7,435,582

Cash and cash equivalents..................................................................      54,022             270,887

Other assets, principally accrued interest receivable......................................   2,014,556           1,907,079
                                                                                            -----------         -----------

Total assets............................................................................... $39,908,797         $47,629,890
                                                                                            ===========         ===========

LIABILITIES

Short-term borrowings...................................................................... $23,175,509         $22,517,627

Long-term notes............................................................................  14,541,316          22,606,226

Other liabilities..........................................................................   1,303,517           1,458,207
                                                                                            -----------         -----------

Total liabilities..........................................................................  39,020,342          46,582,060
                                                                                            -----------         -----------

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST IN SUBSIDIARY............................................................     213,883             213,883

STOCKHOLDERS' EQUITY

Common stock, par value $.20 per share, 250,000,000 shares

   authorized: 183,632,694 and 229,934,499 shares issued, respectively.....................      36,726              45,987

Additional paid-in capital.................................................................      28,838                   -

Unrealized gains on investments (net of tax of $203,935 and $188,050, respectively)........     378,736             349,235

Retained earnings..........................................................................     654,135             975,889
                                                                                            -----------         -----------

Stockholders' equity before treasury stock.................................................   1,098,435           1,371,111

Common stock held in treasury at cost: 10,221,757 and 42,017,416 shares, respectively......     423,863             537,164
                                                                                            -----------         -----------

Total stockholders' equity.................................................................     674,572             833,947
                                                                                            -----------         -----------

Total liabilities and stockholders' equity................................................. $39,908,797         $47,629,890
                                                                                            ===========         ===========

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Income
                (Dollars in thousands, except per share amounts)

                                                                                       Years ended December 31,

                                                                              1997               1996              1995

Interest income:
   Insured student loans purchased.......................................  $2,344,089         $2,586,035         $2,708,079

   Student loan participations...........................................     117,571             20,625                  -
                                                                           ----------         ----------         ----------

   Insured student loans.................................................   2,461,660          2,606,660          2,708,079

   Warehousing advances..................................................     151,086            193,654            407,866

   Academic facilities financings:

     Taxable.............................................................      51,410             52,163             54,862

     Tax-exempt..........................................................      46,558             48,262             52,859
                                                                           ----------         ----------         ----------

   Total academic facilities financings..................................      97,968            100,425            107,721

   Investments...........................................................     573,120            548,582            697,724
                                                                           ----------         ----------         ----------

Total interest income....................................................   3,283,834          3,449,321          3,921,390

Interest expense:

   Short-term debt.......................................................   1,461,954          1,138,272            905,933

   Long-term debt........................................................   1,064,202          1,444,613          2,114,716
                                                                           ----------         ----------         ----------

Total interest expense...................................................   2,526,156          2,582,885          3,020,649
                                                                           ----------         ----------         ----------

NET INTEREST INCOME......................................................     757,678            866,436            900,741

Other income:

   Gain on sale of student loans.........................................     280,221             48,981                  -

   Servicing and securitization revenue..................................     151,221             57,736              1,423

   Gains/(losses) on sales of securities.................................      21,086             11,898             24,032

   Other.................................................................      48,344             28,301             24,958
                                                                           ----------         ----------         ----------

Total other income.......................................................     500,872            146,916             50,413
                                                                           ----------         ----------         ----------

Operating expenses:

   Salaries and benefits.................................................     224,554            206,347            211,787

   Other.................................................................     269,213            199,305            226,914
                                                                           ----------         ----------         ----------

Total operating expenses.................................................     493,767            405,652            438,701
                                                                           ----------         ----------         ----------

Income before federal income taxes and premiums on debt
   extinguished and minority interest in net earnings of subsidiary......     764,783            607,700            512,453
                                                                           ----------         ----------         ----------




Income tax expense (benefit):

   Current...............................................................     219,145            207,437            141,803

   Deferred..............................................................      23,776            (23,939)              (540)
                                                                           ----------         ----------         ----------

Total income taxes.......................................................     242,921            183,498            141,263

Minority interest in net earnings of subsidiary..........................      10,694             10,694             10,694
                                                                           ----------         ----------         ----------

Income before premiums on debt extinguished..............................     511,168            413,508            360,496

Premiums on debt extinguished, net of tax................................      (3,273)            (4,792)            (4,911)
                                                                           ----------         ----------         ----------

NET INCOME...............................................................   $ 507,895          $ 408,716          $ 355,585
                                                                            =========          =========          =========

Basic earnings per common share before premiums on debt extinguished.....   $    2.82          $    2.13          $    1.53
                                                                            =========          =========          =========

BASIC EARNINGS PER COMMON SHARE..........................................   $    2.80          $    2.10          $    1.51
                                                                            =========          =========          =========

Diluted earnings per common share before premiums on debt extinguished...   $    2.80          $    2.12          $    1.53
                                                                            =========          =========          =========

DILUTED EARNINGS PER COMMON SHARE........................................   $    2.78          $    2.09          $    1.51
                                                                            =========          =========          =========

The accompanying notes are an integral part of these consolidated financial statements.

                           Consolidated Statements of
                         Changes in Stockholders' Equity
                (Dollars in thousands, except per share amounts)

                                                                                         Years ended December 31,
                                                                                     1997              1996               1995

COMMON STOCK:

   Balance, beginning of year (as restated, See Note 14).....................   $   45,987         $    86,885         $   86,691

     Issuance of common shares...............................................          695                 402                194

     Retirement of treasury shares...........................................       (9,956)            (41,300)                 -
                                                                                ----------         -----------         ----------

   Balance, end of year......................................................       36,726              45,987             86,885
                                                                                ----------         -----------         ----------

ADDITIONAL PAID-IN CAPITAL:

   Balance, beginning of year (as restated, See Note 14).....................            -             475,757            462,589

     Proceeds in excess of par value from issuance of common stock...........       59,729              22,633             11,534

     Issuance of warrants....................................................       12,393                   -                  -

     Tax benefit related to employee stock option and purchase plans.........       22,879               7,393              1,634

     Premiums on equity forward purchase contracts...........................      (18,082)                  -                  -

     Retirement of treasury shares...........................................      (48,081)           (505,783)                 -
                                                                                ----------         -----------         ----------

   Balance, end of year......................................................       28,838                   -            475,757
                                                                                ----------         -----------         ----------

UNREALIZED GAINS ON INVESTMENTS, NET OF TAX:

   Balance, beginning of year................................................      349,235             370,846            299,558

     Change in unrealized gains..............................................       29,501             (21,611)            71,288
                                                                                ----------         -----------         ----------

   Balance, end of year......................................................      378,736             349,235            370,846
                                                                                ----------         -----------         ----------

RETAINED EARNINGS:

   Balance, beginning of year (as restated, see Notes 2 and 14)..............      975,889           2,728,383          2,473,048

     Net income..............................................................      507,895             408,716            355,585

     Retirement of treasury shares...........................................     (736,019)         (2,070,216)                 -

     Cash dividends:

       Common stock ($.52, $.47, and $.43 per share, respectively)...........      (93,630)            (90,994)          (100,250)
                                                                                ----------         -----------         ----------

   Balance, end of year......................................................      654,135             975,889          2,728,383
                                                                                ----------         -----------         ----------

COMMON STOCK HELD IN TREASURY AT COST:

   Balance, beginning of year................................................      537,164           2,794,549          1,934,377

     Repurchase of 17,979,497; 16,063,082 and

       56,331,454 common shares, respectively................................      680,342             359,914            860,172

     Retirement of 49,775,156 and 206,500,000 treasury shares, respectively..     (793,643)        (2,617,299)                  -
                                                                                ----------         -----------         ----------

   Balance, end of year......................................................      423,863             537,164          2,794,549
                                                                                ----------         -----------         ----------

TOTAL STOCKHOLDERS' EQUITY...................................................   $  674,572         $   833,947         $  867,322
                                                                                ==========         ===========         ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                  Years ended December 31,
                                                                      1997                  1996                  1995

OPERATING ACTIVITIES

   Net income....................................................  $    507,895          $    408,716          $    355,585

   Adjustments to reconcile net income to net cash

     provided by operating activities:

     Gains on sales of student loans.............................      (280,221)              (48,981)                    -

     (Increase) in accrued interest receivable...................       (76,561)              (11,286)             (179,505)

     Increase (decrease) in accrued interest payable.............       (40,231)             (109,214)              112,133

     (Increase) decrease in other assets.........................        74,591              (225,591)             (128,799)

     Increase (decrease) in other liabilities....................      (130,344)              188,142                15,804
                                                                  -------------         -------------         -------------

   Total adjustments.............................................      (452,766)             (206,930)             (180,367)
                                                                  -------------         -------------         -------------

Net cash provided by operating activities........................        55,129               201,786               175,218
                                                                  -------------         -------------         -------------

INVESTING ACTIVITIES

   Insured student loans purchased...............................    (8,311,364)           (8,370,836)           (9,379,663)

   Reduction of insured student loans purchased:

     Installment payments........................................     2,486,559             3,094,937             3,452,985

     Claims and resales..........................................     1,112,226             1,277,400             1,161,163

     Proceeds from securitization of student loans...............     9,621,989             6,026,780             1,000,000

   Participations purchased......................................      (728,733)           (1,498,868)                    -

   Participation repayments......................................       246,433                53,272                     -

   Warehousing advances made.....................................      (695,061)           (1,391,590)           (2,250,077)

   Warehousing advance repayments................................     1,615,892             2,467,198             5,416,890

   Academic facilities financings made...........................      (148,033)             (465,596)             (122,813)

   Academic facilities financings reductions.....................       256,420               302,557               379,283

   Investments purchased.........................................   (16,639,867)          (15,966,490)          (43,716,393)

   Proceeds from sale or maturity of investments.................    19,027,736            16,113,659            46,627,289
                                                                  -------------         -------------         -------------

Net cash provided by investing activities........................     7,844,197             1,642,423             2,568,664
                                                                  -------------         -------------         -------------

FINANCING ACTIVITIES

   Short-term borrowings issued..................................   685,921,616           268,027,948           163,805,115

   Short-term borrowings repaid..................................  (682,026,471)         (262,994,320)         (166,764,320)

   Long-term notes issued........................................     4,691,827             8,304,988            12,350,217

   Long-term notes repaid........................................   (15,994,000)          (15,744,378)          (12,196,436)

   Common stock issued...........................................        64,809                30,428                13,362

   Common stock repurchased......................................      (680,342)             (359,914)             (860,172)

   Dividends paid................................................       (93,630)              (90,994)             (100,250)
                                                                  -------------         -------------         -------------

Net cash (used in) financing activities..........................    (8,116,191)           (2,826,242)           (3,752,484)
                                                                  -------------         -------------         -------------

(Decrease) in cash and cash equivalents..........................      (216,865)             (982,033)           (1,008,602)

Cash and cash equivalents at beginning of year...................       270,887             1,252,920             2,261,522
                                                                  -------------         -------------         -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR......................... $      54,022         $     270,887         $   1,252,920
                                                                  =============         =============         =============

CASH DISBURSEMENTS MADE FOR:

   Interest...................................................... $   2,198,630         $   2,460,870         $   2,772,815
                                                                  =============         =============         =============

   Income taxes.................................................. $     143,500         $     202,200         $     122,000
                                                                  =============         =============         =============


The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements
                (Dollars in thousands, except per share amounts)

1. Organization and Privatization
SLM Holding Corporation ("SLM Holding") was formed on February 3, 1997 as a wholly owned subsidiary of the Student Loan Marketing Association (the "GSE"). On August 7, 1997, pursuant to the Student Loan Marketing Association Reorganization Act of 1996 (the "Privatization Act") and approval by shareholders of an agreement and plan of reorganization, the GSE was reorganized into a subsidiary of SLM Holding (the "Reorganization"). SLM Holding is a holding company that operates through a number of subsidiaries including the GSE. References herein to the "Company" refer to the GSE and its subsidiaries for periods prior to the Reorganization and to SLM Holding and its subsidiaries for periods after the Reorganization.
     Under the terms of the Reorganization each outstanding share of common stock, par value $.20 per share, of the GSE was converted into one share of common stock, par value $.20 per share of SLM Holding. The GSE transferred all employees to non-GSE subsidiaries on August 7, 1997 and also transferred certain assets, including stock in certain subsidiaries, to SLM Holding or one of its non-GSE subsidiaries on December 31, 1997. This transfer of the subsidiaries and assets and the related exchange of stock was accounted for at historical cost similar to a pooling of interests and therefore all prior period financial statements and related disclosures presented have been restated as if the Reorganization took place at the beginning of such periods.
     The GSE was chartered by Congress to provide liquidity for originators of student loans made under federally sponsored student loan programs and otherwise to support the credit needs of students and educational institutions. The GSE is predominantly engaged in the purchase of student loans insured under federally sponsored programs. The GSE also makes secured loans (warehousing advances) to providers of education credit, and provides financing to educational institutions for their physical plant and equipment (academic facilities financings).

Privatization
The Privatization Act provides that the GSE may continue to issue new debt obligations maturing on or before September 30, 2008. The legislation further provides that the legal status and attributes of the GSE's debt obligations, including Securities and Exchange Commission ("SEC") registration and state tax exemptions, will be fully preserved until their respective maturities. Such debt obligations will remain GSE debt obligations, whether such obligations were outstanding at the time of, or issued subsequent to, the Reorganization. The obligations of SLM Holding do not have GSE status. Beginning in fiscal 1997, and until the GSE is dissolved, the GSE also must reimburse the U.S. Treasury Department up to $800,000 annually (subject to adjustment based on the Consumer Price Index) for its reasonable costs and expenses of carrying out its supervisory duties under the Privatization Act.
     As required by the Privatization Act the GSE paid $5 million to the District of Columbia Financial Responsibility and Management Assistance Authority (the "D.C. Financial Control Board") for the use of the name "Sallie Mae," and SLM Holding issued to the D.C. Financial Control Board warrants to purchase 1,942,553 shares of SLM Holding Common Stock at a price of $20.69 per share after consideration of the Company's 7-for-2 stock split.
     The GSE will wind down its operations and dissolve on or before September 30, 2008. Any GSE debt obligations outstanding at the date of such dissolution will be defeased through creation of a fully collateralized trust, consisting of U.S. government or agency obligations with cash flows matching the interest and principal obligations of the defeased debt. The Privatization Act further requires that the GSE's outstanding adjustable rate cumulative preferred stock be redeemed on September 30, 2008 or at such earlier time when the GSE is dissolved. Also upon the GSE's dissolution, all of its remaining assets will transfer to the Company.


2. Significant Accounting Policies

Loans
Loans, consisting of insured student loans purchased (student loans), student loan participations, warehousing advances, and academic facilities financings are carried at their unpaid principal balances which, for student loans, are adjusted for unamortized premiums and unearned purchase discounts.

Student Loan Income
The Company recognizes student loan income as earned, including adjustments for the amortization of premiums and the accretion of discounts. Interest income earned on student loan participations is recognized in accordance with the terms of the joint venture agreement with the Chase Manhattan Bank (the "Joint Venture")which effectively reflects the underlying interest income earned on the student loans less servicing costs and the general and administrative expenses of the joint venture. The Company's investment in the Joint Venture is accounted for using the equity method of accounting.

Student Loan Loss Reserves
The Company has established reserves for potential losses on its student loan portfolio that can result from defective servicing, and risk-sharing on claim payments for federally insured loans and credit losses on privately insured loans. The reserve is based on periodic evaluations of its loan portfolios considering past experience, changes to federal student loan programs, current economic conditions and other relevant factors. The reserve is maintained at a level that management believes is adequate to absorb estimated potential credit losses. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant changes.

Cash and Cash Equivalents
Cash and cash equivalents include term federal funds and bank deposits with terms to maturity less than three months.

Investments
Investments are held to provide liquidity, to hedge certain financing activities and to serve as a source of short-term income. Investments are segregated into three categories as required under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities that are actively traded are accounted for at fair market value with unrealized gains and losses included in investment income. Securities that are intended to be held-to-maturity are accounted for at amortized cost. Securities that fall outside of the two previous categories are considered as available-for-sale. Such securities are carried at market value, with the after-tax unrealized gain or loss, along with after-tax unrealized gain or loss on instruments which hedge such securities, carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts.

Interest Expense
Interest expense is based upon contractual interest rates adjusted for net payments under derivative financial instruments with off-balance sheet risks, which include interest rate and foreign currency exchange agreements and the amortization of debt issuance costs and deferred gains and losses on hedge transactions entered into to reduce interest rate risk.

Interest Rate Swaps
The Company utilizes interest rate swap agreements ("interest rate swaps") principally for hedging purposes to alter the interest rate characteristics of its debt in order to manage interest rate risk. This enables the Company to match the interest rate characteristics of borrowings to specific assets in order to lock in spreads. The Company does not hold or issue interest rate swaps for trading purposes.
     Amounts paid or received under swaps that are used to alter the interest rate characteristics of its interest-sensitive liabilities are accrued and recognized as an adjustment of the interest expense on the related borrowing. The related net receivable or payable from counterparties is included in other assets or other liabilities. Gains and losses associated with the termination of swaps for designated positions are deferred and amortized over the remaining life of the designated instrument as an adjustment to interest expense.
     The Company's credit exposure on swaps is limited to their unrealized gains in the event of nonperformance by the counterparties. The Company manages the credit risk associated with these instruments by performing credit reviews of counterparties and monitoring market conditions to establish counterparty, sovereign and instrument-type credit lines and, when appropriate, requiring collateral.

Floor Revenue Contracts
The Company enters into contracts with third parties, under which it agreed to pay the future floor revenues received in exchange for upfront payments ("floor revenue contracts"). These upfront payments are being amortized to student loan income over the average life of the contracts, which is approximately six months for the 1997 contracts and two years for the 1996 contracts.

Foreign Currency Derivatives
The Company enters into various foreign currency swaps, forward currency exchange agreements and options on forward currency exchange agreements to hedge its foreign currency linked debt agreements. These contracts mature concurrently with the maturities of the debt and are subject to the same credit standards as interest rate swaps. Foreign currency derivatives and the related foreign currency borrowings are translated at the market rates of exchange as of the balance sheet date. Gains and losses on foreign currency transactions that are designated hedges are deferred and included in the basis of the designated instrument.

Income Taxes
Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Earnings per Common Share
In 1997, the Company adopted SFAS No. 128, "Earnings per Share". SFAS No. 128 simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion ("APB") No. 15, "Earnings per Share," and makes the standards comparable to recently adopted international EPS guidelines. SFAS No. 128 replaces the presentation of "primary" EPS with the presentation of "basic" EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator used in the basic EPS calculation to the numerator and denominator used in the diluted EPS calculation.

     Basic earnings per common share were computed using the weighted average of common shares outstanding during the year. Diluted earnings per common share were computed using the weighted average of common and common equivalent shares outstanding during the year. Common equivalent shares include shares issuable upon exercise of incentive stock options and in 1997, warrants for voting common stock. Equity forward transactions are included in common equivalent shares if the average market price of the Company's stock is less than the forward contract's exercise price.

Consolidation
The consolidated financial statements include the accounts of SLM Holding and its subsidiaries, after eliminating significant intercompany accounts and transactions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses and other disclosures. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the balances as of and for the years ended December 31, 1996 and 1995, to be consistent with classifications adopted for 1997.

Restatement of Previously Issued Financial Statements
Student loan servicing costs are generally incurred in a fixed amount per borrower and thus increase in proportion to principal balances outstanding as loans are repaid. Prior to 1995, to achieve a level yield to maturity, interest income was deferred during the early years of the loans, then recognized during the later years to offset the aforementioned proportional servicing cost increases. Changes in the estimates of future loan servicing costs were reflected in student loan income over the estimated remaining terms of the loans. In the fourth quarter of 1995, the GSE discontinued its accounting method of deferring income on student loans which resulted in an increase in 1995 net income and income before premiums on debt extinguished of $21 million ($.09 per diluted common share).
     After discussions with the Securities and Exchange Commission, management determined that the GSE's method for recognizing student loan income as earned should be used for all periods presented. Accordingly, the previously reported financial statements of the GSE for the year ended December 31, 1995 have been restated. For 1995, the cumulative effect of the change in accounting method of $130 million ($.55 per diluted common share) has been eliminated, thereby, decreasing net income and increasing the beginning balance of retained earnings by $130 million.

Recently Issued Accounting Pronouncements
During the first quarter of 1998 the Company will adopt SFAS No. 130, "Reporting Comprehensive Income," which addresses the manner in which certain adjustments to stockholders' equity (principally unrealized gains and losses on available-for-sale securities) are displayed in the financial statements, with no effect on reported earnings, assets or capital. During 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which revises the requirements for disclosing segment data. The Company is reviewing the new requirements for presentation of segment data under the standard and is determining those operating segments, if any, that require separate disclosure. Both Statements are effective for fiscal years beginning after December 15, 1997. Adoption of these standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect, while not yet determined by the Company, will be limited to the presentation of its disclosures.


3. Student Loans
The Company purchases student loans from originating lenders, typically just before the student leaves school and is required to begin repayment of the loan. The Company's portfolio consists principally of loans originated under two federally sponsored programs - the Federal Family Education Loan Program ("FFELP") and the Health Education Assistance Loan Program ("HEAL"). The Company also purchases privately insured loans from time to time, principally those insured by a wholly owned subsidiary.
     There are three principal categories of FFELP loans: Stafford loans, PLUS loans, and consolidation loans. Generally, these loans have repayment periods of between five and ten years, with the exception of consolidation loans, and obligate the borrower to pay interest at a stated fixed rate or an annually reset variable rate that has a cap. However, the yield to holders is subsidized on the borrowers' behalf by the federal government to provide a market rate of return. The formula through which the subsidy is determined is referred to as the special allowance formula. Special allowance is paid whenever the average of all of the 91-day Treasury bill auctions in a calendar quarter, plus a spread of between 2.50 and 3.50 percentage points depending on the loan status and when it was originated, exceeds the rate of interest which the borrower is obligated to pay.

     In low interest rate environments, if the rate which the borrower is obligated to pay exceeds the rate determined by the special allowance formula, then the borrower's rate becomes a floor on an otherwise variable rate asset. When this happens, the differences between the interest paid by the borrower and the rate determined by the special allowance formula is referred to as "floor revenue." During 1997 and 1996, the Company entered into contracts ("floor revenue contracts") with third parties under which it agreed to pay the future floor revenues received on student loans with a principal balance of $11 billion and $13.5 billion, respectively, in exchange for upfront payments of $14 million and $128 million, respectively. These upfront payments are being amortized to student loan income over the average life of the contracts, which is approximately six months for the 1997 contracts, and two years for the 1996 contracts. For the years ended December 31, 1997 and 1996, the amortization of the upfront payments on fixed and variable floor revenue contracts increased student loan income by $41 million and $23 million, respectively. For the years ended December 31, 1997 and 1996, payments under the contracts totaled $19 million and $12 million, respectively.

     Offset fees, consolidation loan rebate fees, risk-sharing and yield reductions continue to have increasing adverse effect on the Company as a higher percentage of loans originated after August 1993 and subject to these costs become available to the Company. In addition, the Federal Direct Student Loan Program ("FDSLP") originated approximately 32 percent, 31 percent and 7 percent of student loan originations for academic years 1996-97, 1995-96 and 1994-95, respectively. Based on Department of Education estimates, management believes that FDSLP originations will increase to approximately 35 percent of student loan originations for the 1997-98 academic year and continue at that level thereafter.
     The estimated average remaining term of student loans in the Company's portfolio, including student loan participations, was approximately 6 years at December 31, 1997 and 1996. The following table reflects the distribution of the Company's student loan portfolio by program.

                                       December 31,
                                   1997             1996

FFELP--Stafford............... $12,005,935       $17,292,273

FFELP--PLUS/SLS...............   2,349,310         3,580,803

FFELP--Consolidation loans....   9,111,299         7,658,035

HEAL..........................   2,628,719         2,758,860

Privately insured.............   1,497,451         1,017,959
                               -----------       -----------

Insured student loans
   purchased..................  27,592,714        32,307,930

Student loan participations...   1,927,896         1,445,596
                               -----------       -----------

Total student loans........... $29,520,610       $33,753,526
                               ===========       ===========

     As of December 31, 1997 and 1996, 86 percent and 84 percent, respectively, of the Company's on-balance sheet student loan portfolio was in repayment.
     Holders of FFELP loans are insured against the borrower's default, death, disability or bankruptcy. Insurance on FFELP loans is provided by certain state or non-profit guarantee agencies, which are reinsured by the federal government. FFELP loans originated prior to October 1, 1993 are reinsured 100 percent by the federal government, while FFELP loans originated after October 1, 1993 are reinsured for 98 percent of their unpaid balance resulting in 2 percent risk-sharing for holders of these loans. At December 31, 1997 and 1996, the Company owned $12.4 billion and $15.5 billion of 100 percent reinsured FFELP loans, and $13.0 billion and $14.5 billion of 98 percent reinsured loans, respectively. HEAL loans are directly insured by the federal government. Both FFELP and HEAL loans are subject to regulatory requirements relating to servicing. In the event of default on a student loan or the borrower's death, disability or bankruptcy, the Company files a claim with the insurer or guarantor of the loan, who, provided the loan has been properly originated and serviced, and in the case of HEAL litigated, pays the Company the unpaid principal balance and accrued interest on the loan less risk-sharing, where applicable.
     Claims not immediately honored by the guarantor because of servicing or origination defects are returned for remedial servicing, during which period income is not recognized. On certain paid claims, guarantors assess a penalty for minor servicing defects. Costs associated with claims on defaulted student loans, which include such penalties, reduced interest income on student loans by $10.9 million, $12.8 million and $15.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.
     The following table summarizes the reserves that the Company has recorded for estimated losses due to risk-sharing, unpaid guarantee claims and defaults on privately insured loans, which are netted against student loans on the balance sheet.

                                       Years ended December 31,
                                      1997       1996       1995

BALANCE AT BEGINNING
   OF PERIOD....................    $ 84,063   $ 60,337   $ 64,928

Additions

   Provisions for loan losses...      21,717     29,749        800

   Recoveries...................       7,551      7,235      6,096

Deductions

   Reductions for sales on
     student loans..............     (10,556)    (3,188)         -

   Losses on loans..............     (15,115)   (10,070)   (11,487)
                                    --------   --------   --------

BALANCE AT END
   OF PERIOD....................    $ 87,660   $ 84,063   $ 60,337
                                    ========   ========   ========

     In addition to the reserves for loan losses in the above table, the Company through its wholly owned insurance subsidiary, the Hemar Insurance Corporation of America ("HICA"), maintains a provision for future losses on private student loans that it insures.

At December 31, 1997 and 1996, HICA's reserve was $79 million and $63 million, respectively, for which the Company owned 89 percent of the $1.5 billion and 73 percent of the $1.2 billion, respectively, of student loans insured by HICA.


4. Warehousing Advances
Warehousing advances are secured loans made, generally, to finance student loans and other education-related loans at certain financial and educational institutions and public sector agencies. Such advances are collateralized by student loans, obligations of the U.S. government or instrumentalities thereof, or by other collateral, such as residential first mortgages and mortgage-backed securities. As of December 31, 1997, approximately 96 percent were collateralized by student loans, 2 percent by U.S. government securities, and 2 percent by other collateral. As of December 31, 1996, approximately 97 percent were collateralized by student loans, 1 percent by U.S. government securities and 2 percent by other collateral. A summary of warehousing advances by industry concentration follows:


                                         December 31,
                                    1997             1996

Commercial banks................  $  679,113      $1,547,193

Public sector agencies..........   1,083,168       1,126,095

Educational institutions........     106,373         116,197
                                  ----------      ----------

                                  $1,868,654      $2,789,485
                                  ==========      ==========

     Warehousing advances have specific maturities and generally bear rates of interest which vary with the 91-day Treasury bill rate, or the London Interbank Offered Rate ("LIBOR"), or which are fixed for the term of the advance. A summary of warehousing advance interest rate characteristics follows:


                                         December 31,
                                     1997            1996

Variable rate:

   Treasury bill................  $1,167,912      $1,723,588

   LIBOR........................     678,868       1,046,086

Fixed rate......................      21,874          19,811
                                  ----------      ----------

                                  $1,868,654      $2,789,485
                                  ==========      ==========


     The average remaining term to maturity of warehousing advances was 4.5 years as of December 31, 1997 with maturities as follows: 1998-$395,143; 1999-$1,000; 2000-$859,835; 2001-$0; 2002-$2,200 and after 2002-$610,476.


5. Academic Facilities Financings
Academic facilities financings are comprised of bonds issued by and loans to educational institutions to finance their physical plant and equipment. The academic facilities bonds are classified as available-for-sale securities under SFAS No. 115 and are carried at fair market value.
     The following tables summarize the academic facilities bonds at December 31, 1997 and 1996.


                                                                                      December 31, 1997
                                                                  ---------------------------------------------------------
                                                                                     Gross           Gross
                                                                  Amortized       Unrealized      Unrealized        Market
                                                                    Cost             Gains          Losses           Value

BONDS -- AVAILABLE-FOR-SALE

   Fixed........................................................  $790,163         $28,863         $   (46)        $818,980

   Variable.....................................................    41,721               7            (383)          41,345
                                                                  --------         -------         -------         --------

Total academic facilities bonds.................................  $831,884         $28,870         $  (429)        $860,325
                                                                  ========         =======         =======         ========


                                                                                      December 31, 1996
                                                                  ---------------------------------------------------------
                                                                                     Gross           Gross
                                                                  Amortized       Unrealized      Unrealized        Market
                                                                    Cost             Gains          Losses           Value

BONDS -- AVAILABLE-FOR-SALE

   Fixed........................................................  $831,711         $19,794       $    (978)        $850,527

   Variable.....................................................    84,401              10            (457)          83,954
                                                                  --------         -------         -------         --------

Total academic facilities bonds.................................  $916,112         $19,804         $(1,435)        $934,481
                                                                  ========         =======         =======         ========

     The following table summarizes academic facilities loans at December 31, 1997 and 1996.


                                          December 31,
                                       1997          1996
LOANS

   Fixed...........................  $456,788       $474,659

   Variable........................    57,903         64,191
                                     --------       --------

Total academic facilities loans....  $514,691       $538,850
                                     ========       ========


     The average remaining term to maturity of academic facilities financings was 7.5 years at December 31, 1997. The stated maturities and maturities if accelerated to the put or call dates for academic facilities bonds and loans at December 31, 1997 are shown in the following table:


                                  December 31, 1997
                         ----------------------------------
                                 Bonds             Loans

                                      Maturity
                          Stated      to Put or    Stated
Year of Maturity         Maturity     Call Date   Maturity

1998...................  $ 44,163     $103,071      $ 8,942

1999...................    40,577       53,899       45,272

2000...................    64,088      106,246       15,719

2001...................   123,745      143,981       20,827

2002...................   140,194      124,525       29,551

2003-2007..............   365,221      310,799       82,168

after 2007.............    82,337       17,804      312,212
                         --------     --------     --------

                         $860,325     $860,325     $514,691
                         ========     ========     ========


6. Investments
At December 31, 1997 and 1996, all investments with the exception of other investments are classified as available-for-sale securities under SFAS No. 115 and carried at fair market values which approximate amortized costs, except for U.S. Treasury securities which have an amortized cost of $887 million. The fair market value of U.S. Treasury securities is adjusted for unrealized gains and losses on $1.1 billion of interest rate swaps (See Note 10), which are held to reduce interest rate risk related to these securities ($45.7 million of unrealized losses at December 31, 1997 and $19.5 million of unrealized gains at December 31, 1996). A summary of investments at December 31, 1997 and 1996 follows:

                                                                                           December 31, 1997
                                                                      --------------------------------------------------------
                                                                                         Gross         Gross
                                                                      Amortized       Unrealized     Unrealized        Market
                                                                         Cost            Gains         Losses           Value

AVAILABLE-FOR-SALE

   U.S. Treasury and other U.S. government agencies obligations

     U.S. Treasury securities....................................     $  886,918       $583,119       $(46,163)      $1,423,874

   State and political subdivisions of the U.S.

     Student loan revenue bonds..................................        189,467          7,364              -          196,831

   Asset-backed and other securities

     Asset-backed securities.....................................      2,613,914          2,686            (32)       2,616,568

     Variable corporate bonds....................................        250,589            168              -          250,757

     Commercial paper............................................         52,947              -              -           52,947

     Other securities............................................          9,000              -              -            9,000
                                                                      ----------       --------       --------       ----------

   Total available-for-sale investment securities................     $4,002,835       $593,337       $(46,195)      $4,549,977
                                                                      ==========       ========       ========       ==========

HELD-TO-MATURITY

   Other.........................................................     $  525,962       $    144       $   (110)      $  525,996
                                                                      ==========       ========       ========       ==========


                                                                                           December 31, 1996
                                                                      ---------------------------------------------------------
                                                                                         Gross           Gross
                                                                      Amortized       Unrealized       Unrealized      Market
                                                                         Cost            Gains           Losses         Value

AVAILABLE-FOR-SALE

   U.S. Treasury and other U.S. government agencies obligations

     U.S. Treasury securities....................................     $  809,164       $508,758        $    (41)     $1,317,881

   State and political subdivisions of the U.S.

     Student loan revenue bonds.................................         201,248          5,563            (431)        206,380

   Asset-backed and other securities

     Asset-backed securities....................................       4,645,046          4,746            (167)      4,649,625

     Variable corporate bonds...................................         634,925            489               -         635,414

     Commercial paper...........................................          24,395              -               -          24,395
                                                                      ----------       --------        --------     -----------

   Total available-for-sale investment securities...............      $6,314,778       $519,556        $   (639)     $6,833,695
                                                                      ==========       ========        ========     ===========

HELD-TO-MATURITY

   Other.......................................................       $  601,887       $    125        $   (267)    $   601,745
                                                                      ==========       ========        ========     ===========

================================================================================

     The Company sold available-for-sale securities with a carrying value of $5.6 billion, $4.6 billion and $6.6 billion for the years ended December 31, 1997, 1996 and 1995, respectively.

     As of December 31, 1997, stated maturities and maturities if accelerated to the put or call dates for investments are shown in the following table:


                                December 31, 1997
                  ------------------------------------------
                  Held-to-Maturity    Available-for-Sale

                       Stated      Stated      Maturity to
Year of Maturity      Maturity    Maturity  Put or Call Date

1998................  $ 28,780    $  328,702   $  330,456

1999................    10,293       134,205      141,618

2000................    96,780        55,846       65,563

2001................     1,184        66,169       80,061

2002................       630       239,191      261,819

2003-2007...........    48,133     1,727,797    1,741,536

after 2007..........   340,162     1,998,067    1,928,924
                      --------    ----------   ----------

                      $525,962    $4,549,977   $4,549,977
                      ========    ==========   ==========

================================================================================


7. Short-Term Borrowings
Short-term borrowings have an original or remaining term to maturity of one year or less. The following tables summarize outstanding short-term notes at December 31, 1997, 1996 and 1995, the weighted average interest rates at the end of each period, and the related average balances, weighted average interest rates and weighted average effective interest rates, which include the effects of related off-balance sheet financial instruments (see Note 10) during the periods.


                                                At December 31, 1997                      Year ended December 31, 1997
                                          -------------------------------       -----------------------------------------------
                                                             Weighted                            Weighted         Weighted
                                            Ending            Average           Average           Average     Average Effective
                                            Balance        Interest Rate        Balance        Interest Rate    Interest Rate

Six month floating rate notes...........  $ 3,149,410           5.55%         $ 2,907,533          5.39%            5.48%

Other floating rate notes...............    3,545,717           5.63            2,478,985          5.39             5.41

Discount notes..........................    1,641,221           5.67            5,390,829          5.43             5.49

Fixed rate notes........................    6,789,749           5.78            5,982,389          5.87             5.58

Securities sold - not yet purchased
   and repurchase agreements............            -              -              292,001          5.43             5.43

Short-term portion of long-term notes...    8,049,412           5.74            9,496,177          5.67             5.51
                                          -----------           ----            ---------          ----             ----

Total short-term borrowings.............  $23,175,509           5.70%         $26,547,914          5.61%            5.51%
                                          ===========           ====          ===========          ====             ====

Maximum outstanding at any month end....  $29,084,281
                                          ===========

                                               At December 31, 1996                      Year ended December 31, 1996
                                          ------------------------------      ------------------------------------------------
                                                             Weighted                            Weighted        Weighted
                                            Ending            Average           Average           Average    Average Effective
                                            Balance        Interest Rate        Balance        Interest Rate   Interest Rate


Six month floating rate notes...........  $ 2,699,477           5.23%         $ 2,485,322           5.32%           5.42%

Other floating rate notes...............    2,188,722           5.25            2,088,347           5.43            5.35

Discount notes..........................    2,377,976           6.43            3,072,019           5.31            5.36

Fixed rate notes........................    3,964,777           6.01            1,211,197           6.07            5.53

Securities sold - not yet purchased
   and repurchase agreements............            -              -              165,792           4.93            4.93

Short-term portion of long-term notes...   11,286,675           5.55           11,956,008           5.75            5.45
                                          -----------           ----          -----------           ----            ----

Total short-term borrowings.............  $22,517,627           5.66%         $20,978,685           5.61%           5.43%
                                          ===========           ====          ===========           ====            ====

Maximum outstanding at any month end....  $25,271,494
                                          ===========

                                               At December 31, 1995                     Year ended December 31, 1995
                                          ------------------------------      -------------------------------------------------
                                                             Weighted                            Weighted         Weighted
                                            Ending            Average           Average           Average     Average Effective
                                            Balance        Interest Rate        Balance        Interest Rate    Interest Rate


Six month floating rate notes...........  $ 2,699,595             5.64%       $ 3,608,930          5.78%            5.86%

Other floating rate notes...............    1,942,360             5.82          1,221,480          5.60             5.78

Discount notes..........................    1,074,257             5.58          1,427,363          5.81             5.86

Fixed rate notes........................      350,000             6.97            903,670          7.99             5.82

Securities sold - not yet purchased
   and repurchase agreements............      131,112             6.38            311,797          6.10             6.10

Short-term portion of long-term notes...   11,249,676             5.79          7,937,658          5.83             5.90
                                          -----------             ----        -----------          ----             ----

Total short-term borrowings.............  $17,447,000             5.79%       $15,410,898          5.93%            5.88%
                                          ===========             ====        ===========          ====             ====

Maximum outstanding at any month end....  $18,046,974
                                          ===========


================================================================================

     At December 31, 1996, the short-term portion of long-term notes included issues totaling $80 million repayable in U.S. dollars, with principal repayment obligations tied to foreign currency exchange rates, and issues totaling $771 million which require the payment of interest and principal in foreign currencies. These notes were repaid in 1997. To eliminate its exposure to the effect of currency fluctuations on these contractual obligations, the Company had entered into various foreign currency agreements with independent parties (see Note 10).

     To match the interest rate characteristics on short-term notes with the rate characteristics of its assets, the Company enters into interest rate swaps with independent parties. Under these agreements, the Company makes periodic payments, indexed to the related asset rates, in exchange for periodic payments which generally match the Company's interest obligations on fixed or variable rate notes (see Note 10).

================================================================================

8. Long-Term Notes
The following tables summarize outstanding long-term notes at December 31, 1997 and 1996, the weighted average interest rates and related notional amount of derivatives at the end of the periods, and the related average balances and weighted average effective interest rates, which include the effects of related off-balance sheet financial instruments (see Note 10), during the periods.


                                                            At December 31, 1997                      Year ended December 31, 1997
                                                 -------------------------------------------         -------------------------------
                                                                 Weighted         Notional                             Weighted
                                                 Ending           Average         Amount of            Average     Average Effective
                                                 Balance       Interest Rate     Derivatives           Balance       Interest Rate

Floating rate notes:

   U.S. dollar denominated:

     Interest bearing, due 1999-2003.........  $ 4,829,849          5.60%        $ 1,296,822         $ 6,788,026          5.48%
                                               -----------          ----         -----------         -----------          ----

Fixed rate notes:

   U.S. dollar denominated:

     Interest bearing, due 1999-2018.........    9,289,872          6.09          14,506,256          11,184,059          5.64

     Zero coupon, due 1999-2022..............      164,495         10.79              25,994             278,944          8.13

   Dual currency, due 1998...................            -             -                   -             168,836          6.74

   Foreign currency:

     Interest bearing, due 1999-2000.........      257,100          5.72             496,210             257,100          5.45
                                               -----------          ----         -----------         -----------          ----

Total fixed rate notes.......................    9,711,467          6.16          15,028,460          11,888,939          5.82
                                               -----------          ----         -----------         -----------          ----

Total long-term notes........................  $14,541,316          5.97%        $16,325,282         $18,676,965          5.70%
                                               ===========          ====         ===========         ===========          ====

                                                    At December 31, 1996                     Year ended December 31, 1996
                                         --------------------------------------  --------------------------------------------------
                                                                  Weighted         Notional                             Weighted
                                               Ending              Average         Amount of            Average    Average Effective
                                               Balance          Interest Rate     Derivatives           Balance       Interest Rate

Floating rate notes:

   U.S. dollar denominated:

     Interest bearing, due 1998-2003........  $ 8,844,825           5.27%          $ 2,022,044         $12,740,190         5.46%
                                              -----------           ----           -----------         -----------         ----

Fixed rate notes:

   U.S. dollar denominated:

     Interest bearing, due 1998-2018........   12,928,983           6.35            21,676,042          11,971,640         5.59

     Zero coupon, due 1998-2022.............      326,875           8.25               358,071             304,990         7.68

   Dual currency, due 1998..................      248,443           7.63               272,000             245,569         6.65

   Foreign currency:

     Interest bearing, due 1999-2000........      257,100           5.34               495,785             577,592         5.31

     Zero coupon, due 1997..................            -              -                     -             183,647         5.42
                                              -----------           ----           -----------         -----------         ----

Total fixed rate notes......................   13,761,401           6.40            22,801,898          13,283,438         5.64
                                              -----------           ----           -----------         -----------         ----

Total long-term notes.......................  $22,606,226           5.96%          $24,823,942         $26,023,628         5.55%
                                              ===========           ====           ===========         ===========         ====

================================================================================

     At December 31, 1997, the Company had outstanding long-term debt issues with call features totaling $9.6 billion. As of December 31, 1997, the stated maturities and maturities if accelerated to the call dates for long-term notes are shown in the following table:


                                    December 31, 1997
                               ---------------------------
                                Stated         Maturity to
Year of Maturity               Maturity         Call Date

1998........................  $         -      $ 9,456,253

1999........................    7,793,364        2,761,592

2000........................    3,666,987        1,683,810

2001........................    2,252,404           79,200

2002........................      216,020           44,320

2003-2022...................      612,541          516,141
                              -----------      -----------

                              $14,541,316      $14,541,316
                              ===========      ===========


     For the years ended December 31, 1997, 1996 and 1995, the Company repurchased certain long-term notes prior to their scheduled maturity to lower future years' interest expense. The following table summarizes these transactions (dollars in millions):


                               Years ended December 31,
                             1997        1996         1995

Maturity value............... $47         $90         $62
                              ===         ===         ===

Carrying value............... $ 6         $ 8         $ 8
                              ===         ===         ===

Premiums..................... $ 5         $ 7         $ 8
                              ===         ===         ===


     The Company issues debt with interest and/or principal payment characteristics tied to foreign currency indices to attempt to minimize its cost of funds. At December 31, 1997 and 1996, the Company had outstanding long-term foreign currency notes which require the payment of principal and interest in foreign currencies, and at December 31, 1996, the Company had dual currency notes which require the payment of interest in foreign currencies. To eliminate the Company's exposure to the effect of currency fluctuations on these contractual obligations, the Company has entered into various foreign currency agreements with independent parties (see Note 10).
     To match the interest rate characteristics on its long-term notes with the interest rate characteristics of its assets, the Company enters into interest rate swaps with independent parties. Under these agreements, the Company makes periodic payments, indexed to the related asset rates, in exchange for periodic payments which generally match the Company's interest obligations on fixed or variable rate borrowings (see Note 10).

9. Student Loan Securitization
For the years ended December 31, 1997 and 1996 and in October 1995, SLM Funding Corporation, a wholly owned special purpose finance subsidiary of the GSE, purchased from the GSE and sold $9.4 billion, $6 billion and $1 billion, respectively, of student loans to trusts which issued floating rate student loan asset-backed securities in underwritten public offerings. At December 31, 1997 and 1996, securitized student loans outstanding totaled $14.1 billion and $6.3 billion, respectively.
     The Company accounts for its securitization transactions in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes the accounting for certain financial asset transfers including securitization transactions. Under SFAS No. 125, the Company records a gain on sale equal to the present value of the expected net cash flows from the trust to the Company over the life of the portfolio sold. The resultant asset (the "Interest Residual") consists of the net present value of the excess of the interest earned on the portfolio of student loans sold to the trust less the interest paid on the asset-backed securities, servicing and administration fees, the estimated cost of borrower benefit programs, expected losses from risk-sharing on defaulted loans and other student loan related costs. In addition, the Company continues to service the loans in the trusts for a fee and earns that fee over the life of the portfolio. When the contract servicing fee is greater than current market servicing rates, the present value of such excess servicing fees is recognized as a servicing asset and included in the gain on sale.
     For each securitization the Company records the Interest Residual asset and a servicing asset which represent the Company's retained interest in assets sold to the trust. These assets are determined by allocating the previous carrying amount of the student loans securitized among the loans sold, the retained Interest Residual asset and the servicing asset retained based on their relative fair market values at the time of sale. The Interest Residual asset is an available-for-sale security as defined by SFAS No. 115 and is therefore marked-to-market through equity (net of tax). Servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. Impairment of servicing assets is evaluated periodically using discounted cash-flows and comparing them to the net carrying value of those assets with the rate of loan prepayment being the most significant estimate involved in the measurement process. At December 31, 1997 there was no valuation allowance on the servicing asset. At December 31, 1997 the Interest Residual asset was $451 million and the servicing asset was $55 million.
     On July 23, 1997, the U.S. Department of Education pursuant to a court order decided that the 30 basis point annual Offset Fee does not apply to student loans the GSE has securitized. The GSE initially filed suit in the U.S. District Court for the District of Columbia in April 1995 challenging the Secretary of Education's attempt to apply the Offset Fee to securitized loans. The GSE prevailed, and the Court of Appeals ruled that the fee applies only to loans that the GSE owns. In addition, the Court of Appeals upheld the constitutionality of the Offset Fee, which applies annually with respect to the principal amount of student loans that the Company holds on-balance sheet and that were acquired on or after August 10, 1993. Based upon the favorable final ruling in this matter, the reserve of approximately $97 million pre-tax was reversed and recognized in income in the third quarter. In the consolidated statements of income, $94 million of the reserve reversal is included in the gain on sale of student loans for 1997 and $3 million is included in servicing and securitization revenue. Since the third quarter, all securitization gains are calculated without consideration of the Offset Fee.


10. Derivative Financial Instruments

Derivative Financial Instruments Held or Issued for Purposes Other than Trading The Company enters into various financial instruments with off-balance sheet risk in the normal course of business primarily to reduce interest rate risk and foreign currency exposure on certain borrowings. These financial instruments include interest rate swaps, interest rate cap and collar agreements, foreign currency swaps, forward currency exchange agreements, options on currency exchange agreements, options on securities and financial futures contracts.
     The Company enters into three general types of interest rate swaps under which it pays the following: 1) a floating rate in exchange for a fixed rate (standard swaps); 2) a fixed rate in exchange for a floating rate (reverse swaps); and 3) a floating rate in exchange for another floating rate, based upon different market indices (basis/reverse basis swaps). At December 31, 1997, the Company had notional principal outstanding of $18.2 billion, $1.1 billion and $16.5 billion of standard swaps, reverse swaps and basis/reverse basis swaps, respectively. Of the Company's $35.8 billion of interest rate swaps outstanding at December 31, 1997, $34.7 billion was related to debt and $1.1 billion was related to investments. At December 31, 1996, the Company had outstanding $18.2 billion, $1.1 billion and $17.8 billion of notional principal amount of standard swaps, reverse swaps and basis/reverse basis swaps, respectively. Of the Company's $37.1 billion of interest rate swaps outstanding at December 31, 1996, $36 billion was related to debt and $1.1 billion was related to investments.

     The following tables summarize the ending balances of the borrowings that have been matched with interest rate swaps and foreign currency agreements at December 31, 1997 and 1996 (dollars in billions).


                                                                       At December 31, 1997
                                           --------------------------------------------------------------------------------
                                                                         Swaps
                                                                                      Basis/        Foreign
                                                                                     Reverse        Currency       Total
                                           Borrowings      Standard      Reverse      Basis        Agreements   Derivatives

SHORT-TERM BORROWINGS

Six month floating rate notes.............  $   -            $   -        $ -         $   -          $  -         $   -

Other floating rate notes.................     .4                -          -            .8             -            .8

Discount notes............................     .5                -          -            .5             -            .5

Fixed rate notes..........................    6.0              6.0          -           4.7             -          10.7

Securities sold - not yet purchased and
   repurchase agreements..................      -                -          -             -             -             -

Short-term portion of long-term notes.....    4.0              3.2          -           3.5             -           6.7
                                            -----            -----        ---         -----           ---         -----

   Total short-term borrowings............   10.9              9.2          -           9.5             -          18.7
                                            -----            -----        ---         -----           ---         -----

LONG-TERM NOTES

Floating rate notes:

   U.S. dollar denominated:
     Interest bearing.....................     .8               .3          -           1.0             -           1.3

Fixed rate notes:

   U.S. dollar denominated:

     Interest bearing.....................    8.7              8.7          -           5.8             -          14.5

     Zero coupon..........................      -                -          -             -             -             -

Dual currency.............................      -                -          -             -             -             -

Foreign currency:

   Interest bearing.......................     .3                -          -            .2            .3            .5
                                            -----            -----        ---         -----           ---         -----

     Total long-term notes................    9.8              9.0          -           7.0            .3          16.3
                                            -----            -----        ---         -----           ---         -----

     Total notes..........................  $20.7            $18.2        $ -         $16.5           $.3         $35.0
                                            =====            =====        ===         =====           ===         =====

                                                                       At December 31, 1996
                                           --------------------------------------------------------------------------------
                                                                         Swaps
                                                                                      Basis/        Foreign
                                                                                     Reverse        Currency       Total
                                           Borrowings      Standard      Reverse      Basis        Agreements   Derivatives

SHORT-TERM BORROWINGS

Six month floating rate notes.............   $ .3            $   -        $ -          $ .3          $  -          $ .3

Other floating rate notes.................     .3                -          -            .6             -            .6

Discount notes............................      -                -          -             -             -             -

Fixed rate notes..........................    3.4              3.4          -           2.2             -           5.6

Securities sold - not yet purchased and
   repurchase agreements..................      -                -          -             -             -             -

Short-term portion of long-term notes.....    4.5              1.8          -           3.2            .9           5.9
                                            -----           ------        ---         -----          ----         -----

   Total short-term borrowings............    8.5              5.2          -           6.3            .9          12.4
                                            -----           ------        ---         -----          ----         -----

LONG-TERM NOTES

Floating rate notes:

   U.S. dollar denominated:

     Interest bearing.....................    1.4               .3          -           1.8             -           2.1

Fixed rate notes:

   U.S. dollar denominated:

     Interest bearing.....................   12.3             12.3          -           9.3             -          21.6

     Zero coupon..........................     .2               .2          -            .1             -            .3

   Dual currency..........................     .2               .2          -            .1             -            .3

   Foreign currency:

     Interest bearing.....................     .3                -          -            .2            .3            .5

     Zero coupon..........................      -                -          -             -             -             -
                                            -----            -----        ---         -----          ----         -----
       Total long-term notes..............   14.4             13.0          -          11.5            .3          24.8
                                            -----            -----        ---         -----          ----         -----

       Total notes........................  $22.9            $18.2        $ -         $17.8          $1.2         $37.2
                                            =====            =====        ===         =====          ====         =====


     The following table summarizes the activity for the Company's interest rate swaps, foreign currency agreements and futures contracts held or issued for purposes other than trading for the years ended December 31, 1995, 1996 and 1997 (dollars in millions).

                                                                          Notional Principal
                                                                  ---------------------------------
                                                                   Interest        Foreign Currency         Futures Contract
                                                                  Rate Swaps          Agreements                 Amounts


Balance, December 31, 1994........................................ $ 29,038           $  1,398                $     556

   Issuances/Opens................................................   19,549                466                    2,370

   Maturities/Expirations.........................................  (10,634)              (380)                    (535)

   Terminations/Closes............................................   (1,773)                 -                   (2,211)
                                                                    -------           --------                ---------

Balance, December 31, 1995........................................   36,180              1,484                      180

   Issuances/Opens................................................   14,571                 14                    2,631

   Maturities/Expirations.........................................  (13,369)              (310)                    (708)

   Terminations/Closes............................................     (300)                 -                   (1,925)
                                                                    -------           --------                ---------

Balance, December 31, 1996........................................   37,082              1,188                      178

   Issuances/Opens................................................   11,890                  7                    4,257

   Maturities/Expirations.........................................  (13,165)              (938)                    (885)

   Terminations/Closes............................................        -                  -                   (2,551)
                                                                   --------           --------                ---------

Balance, December 31, 1997........................................ $ 35,807           $    257                $     999
                                                                   ========           ========                =========

Interest Rate Swaps
Net payments related to the debt-related swaps are recorded in interest expense. For the years ended December 31, 1997, 1996 and 1995, the Company received net payments on debt-related swaps reducing interest expense by $105 million, $165 million and $94 million, respectively.
     As of December 31, 1997, stated maturities of interest rate swaps and maturities if accelerated to the put dates, are shown in the following table (dollars in millions). The maturities of interest rate swaps generally coincide with the maturities of the associated assets or borrowings.


                                     December 31, 1997
                                ---------------------------
                                 Stated         Maturity to
Year of Maturity                Maturity         Put Date

1998...........................  $13,941         $19,514

1999...........................   11,181           9,029

2000...........................    6,290           4,760

2001...........................    3,020           1,350

2002...........................      187              12

2003-2008......................    1,188           1,142
                                 -------         -------

                                 $35,807         $35,807
                                 =======         =======


Foreign Currency Agreements
At December 31, 1997 and 1996, the Company had borrowings with principal repayable in foreign currencies of $257 million and $1.0 billion, respectively. These borrowings were hedged by notional principal of $257 million and $1.0 billion of foreign currency swaps. The $1.0 billion in foreign currency borrowings at December 31, 1996 was also hedged by $80 million of forward currency exchange agreements and $80 million of currency exchange options. The foreign currency derivative agreements typically mature concurrently with the maturities of the debt. The following table summarizes the outstanding amount of these borrowings and their currency translation values at December 31, 1997 and 1996, using spot rates at the respective dates (dollars in millions).


                                             December 31,

                                           1997       1996

Carrying value of outstanding
   foreign currency debt.................  $257      $1,108

Currency translation value of
   outstanding foreign currency debt.....  $191      $1,002

Futures Contracts
The Company enters into financial futures contracts to hedge the risk of future interest rate changes. The contracts provide a better matching of interest rate reset dates on debt with the Company's assets. They are also used as anticipatory hedges of debt to be issued to fund the Company's assets, mainly the portfolio of student loans in the PLUS program. These student loans pay interest that are indexed to the one-year Treasury bill, reset annually on the final auction prior to June 1. The gains and losses on these hedging transactions are deferred and included in other assets and will be recognized as an adjustment to interest expense. At December 31, 1997 and 1996, the Company had futures contracts that hedged approximately $999 million and $178 million of debt, respectively. Approximately $4.3 million and $7 million of realized losses had been deferred at December 31, 1997 and 1996, respectively, related to futures contracts.


Derivative Financial Instruments Held or
Issued for Trading Purposes
From time to time the Company maintains a small number of active trading positions in derivative financial instruments which are designed to generate additional income based on market conditions. Trading results for these positions were immaterial to the Company's financial statements for the years ended December 31, 1997 and 1996. During December 1995, the Company entered into a derivative contract of $1.5 billion notional amount whose value is determined by both the market value and the yield of certain AAA rated variable rate asset-backed securities. The mark-to-market gain on this contract, which is included in gains/(losses) on sales of securities in the consolidated statements of income, was $3 million and $4 million for the years ended December 31, 1997 and 1996, respectively and immaterial for the year ended December 31, 1995. This contract matured on January 15, 1998.


11. Fair Values of Financial Instruments
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires estimation of the fair values of financial instruments. The following is a summary of the assumptions and methods used to estimate those values.

Student Loans
Fair value was determined by analyzing amounts which the Company has paid recently to acquire similar loans in the secondary market.

Warehousing Advances and
Academic Facilities Financings
The fair values of both warehousing advances and academic facilities financings were determined through standard bond pricing formulas using current interest rates and credit spreads.

Cash and Investments
For investments with remaining maturities of three months or less, carrying value approximated fair value. Investments in U.S. Treasury securities were valued at market quotations. All other investments were valued through standard bond pricing formulas using current interest rates and credit spreads.

Short-term Borrowings and Long-term Notes
For borrowings with remaining maturities of three months or less, carrying value approximated fair value. Where available the fair value of financial liabilities was determined from market quotations. If market quotations were unavailable standard bond pricing formulas were applied using current interest rates and credit spreads.


Off-balance Sheet Financial Instruments
The fair values of off-balance sheet financial instruments, including interest rate swaps, interest rate cap and collar agreements, foreign currency swaps, forward exchange agreements and financial futures contracts, were estimated at the amount that would be required to terminate such agreements, taking into account current interest rates and credit spreads.
     The following table summarizes the fair values of the Company's financial assets and liabilities, including off-balance sheet financial instruments (dollars in millions):


                                                         December 31, 1997                       December 31, 1996
                                                ----------------------------------      ----------------------------------
                                                  Fair       Carrying                    Fair        Carrying
                                                  Value        Value    Difference       Value         Value    Difference

EARNING ASSETS

Student loans.................................. $29,850       $29,521      $329         $34,005      $33,754       $251

Warehousing advances...........................   1,864         1,869        (5)          2,793        2,790          3

Academic facilities financings.................   1,405         1,375        30           1,473        1,473          -

Cash and investments...........................   5,130         5,130         -           7,706        7,706          -
                                                -------       -------      ----         -------      -------      -----

Total earning assets...........................  38,249        37,895       354          45,977       45,723        254
                                                -------       -------      ----         -------      -------      -----

INTEREST BEARING LIABILITIES

Short-term borrowings..........................  23,161        23,176        15          22,457       22,518         61

Long-term notes................................  14,553        14,541       (12)         22,519       22,606         87
                                                -------       -------      ----         -------      -------      -----

Total interest bearing liabilities.............  37,714        37,717         3          44,976       45,124        148
                                                -------       -------      ----         -------      -------      -----

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Interest rate swaps............................      59             -        59             (21)           -        (21)

Forward exchange agreements and
   foreign currency swaps......................     (99)            -       (99)           (161)           -       (161)

Floor revenue contracts........................     (59)          (78)       19             (75)        (106)        31

Academic facilities financing commitments......       -             -         -               -            -          -

Letters of credit..............................       -             -         -               -            -          -
                                                                           ----                                   -----

Excess of fair value over carrying value.......                            $336                                    $251
                                                                           ====                                   =====

     At December 31, 1997 and 1996, substantially all interest rate swaps, foreign exchange agreements and foreign currency swaps were hedging liabilities.


12. Commitments and Contingencies
The GSE has committed to purchase student loans during specified periods and to lend funds under the warehousing advance commitments, academic facilities financing commitments and letters of credit programs. Letters of credit support the issuance of state student loan revenue bonds. They represent unconditional guarantees of the GSE to repay holders of the bonds in the event of a default. In the event that letters of credit are drawn upon, such loans are collateralized by the student loans underlying the bonds. Under the terms of the Privatization Act, any future activity under warehousing advance commitments, academic facilities financing commitments and letter of credit activity by the GSE is limited to guarantee commitments which were in place on August 7, 1997.

     Commitments outstanding are summarized below:


                                         December 31,

                                      1997          1996

Student loan purchase
   commitments................... $17,494,734    $15,845,821

Warehousing advance
   commitments...................   3,370,419      2,367,288

Academic facilities financing
   commitments...................      19,577          9,930

Letters of credit................   4,829,089      3,743,892
                                  -----------    -----------

                                  $25,713,819    $21,966,931
                                  ===========    ===========


================================================================================

     The following schedules summarize expirations of commitments outstanding at December 31, 1997:


                                                                                  December 31, 1997
                                                         ------------------------------------------------------------------
                                                         Student Loan         Warehousing   Academic Facilities  Letters of
                                                           Purchases           Advances         Financings         Credit

1998..................................................... $ 2,058,029         $  101,000         $ 8,797         $   30,346

1999.....................................................   5,351,451             30,000          10,780            167,428

2000.....................................................   2,263,405            132,887               -            185,754

2001.....................................................           -                  -               -            168,247

2002.....................................................   7,821,849          1,700,001               -            503,959

2003-2017................................................           -          1,406,531               -          3,773,355
                                                          -----------         ----------         -------         ----------

   Total................................................. $17,494,734         $3,370,419         $19,577         $4,829,089
                                                          ===========         ==========         =======         ==========

================================================================================

Minimum Statutory Capital Adequacy Ratio
The Privatization Act effectively requires that the GSE maintain a minimum statutory capital adequacy ratio (the ratio of stockholders' equity to total assets plus 50 percent of the credit equivalent amount of certain off-balance sheet items) of at least 2 percent until January 1, 2000 and 2.25 percent thereafter or be subject to certain "safety and soundness" requirements designed to restore such statutory ratio. Management anticipates being able to fund the increase in required capital from the GSE's current and retained earnings. While the GSE may not finance the activities of its non-GSE affiliates, it may, subject to its minimum capital requirements, dividend retained earnings and surplus capital to SLM Holding, which in turn may contribute such amounts to its non-GSE subsidiaries. The Privatization Act now requires management to certify to the Secretary of the Treasury that, after giving effect to the payment of dividends, the statutory capital ratio test would have been met at the time the dividend was declared. At December 31, 1997, the GSE's statutory capital adequacy ratio, after the effect of the dividends to be paid in the first quarter of 1998, was 2.00 percent.

Legislative Developments

The Higher Education Act provides that the special allowance for student loans made on or after July 1, 1998 will be based on the U.S. Treasury security with comparable maturity plus 1.0 percent for Stafford and Unsubsidized Stafford loans, and 2.1 percent for PLUS loans. The Secretary of Education has not adopted regulations specifying the U.S. Treasury security on which these interest rates will be based or how often the special allowance rate will reset. Depending on the specifics of the regulations, these changes could adversely impact the FFELP market and the Company's business, because of the uncertain availability and costs of funding to support this new type of instrument. On February 25, 1998, the U.S. Department Treasury released a report on "The Financial Viability of the Government Guaranteed Student Loan Program." The report concludes that the new special allowance formula scheduled to take effect for student loans on July 1, 1998 would reduce lenders' net return to below acceptable levels and creates inefficiencies. The Treasury report also suggests that the current T-bill based formula provides lenders with a pre-tax rate of return that exceeds a "reasonable range of target rates." Management believes that the report's costs and profitability assumptions underlying the rate of return analysis are flawed. Concurrent with the release of the report, the Clinton Administration called for a reinstatement of the 91-day T-bill index and an 80 basis point reduction in the special allowance for both in-school and repayment loans. Management believes the administration's proposal, as with the currently scheduled rate change, would result in uneconomic returns for lenders. Such a reduction would have a material adverse impact on the Company and its earnings. Management expects Congress to consider this issue in March of 1998. It is uncertain whether Congress will enact any changes to the law and whether such changes would be in line with the Administration's proposal.

Litigation
On June 11, 1996, Orange County, California filed an amended complaint against the Company in the U.S. Bankruptcy Court for the Central District of California. The case is currently pending in the U.S. District Court for the Central District of California. The complaint alleges that the Company made fraudulent representations and omitted material facts in offering circulars on various bond offerings purchased by Orange County, which contributed to Orange County's market losses and subsequent bankruptcy. The complaint seeks to hold the Company responsible for losses resulting from Orange County's bankruptcy, but does not specify the amount of damages claimed. The complaint against the Company is one of numerous cases that have been coordinated for discovery purposes. Other defendants include Merrill Lynch, Morgan Stanley, KPMG Peat Marwick, Standard & Poor's and Fannie Mae. The complaint includes a claim of fraud under Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. In addition, the complaint includes counts under the California Corporations Code, as well as a count for common law fraud. On December 24, 1997, the Company filed a motion for partial summary judgement dismissing certain of Orange County's claims. The Company believes that the complaint is without merit and intends to defend the case vigorously. At this time, Management believes the impact of the lawsuit will not be material to the Company.


13. Minority Interest
Upon the Reorganization on August 7, 1997, each outstanding share of common stock of the GSE was converted into one share of common stock of SLM Holding. The outstanding preferred stock of the GSE was not affected by the Reorganization and is reflected as minority interest in the consolidated financial statements.
     The GSE's preferred stock dividends are cumulative and payable quarterly at
4.50 percentage points below the highest yield of certain long-term and short-term U.S. Treasury obligations. The dividend rate for any dividend period will not be less than 5 percent per annum nor greater than 14 percent per annum. For the years ended December 31, 1997, 1996 and 1995, the GSE's preferred dividend rate was 5.00 percent and reduced net income by $10.7 million. The Privatization Act requires that on the dissolution date of September 30, 2008, the GSE shall repurchase or redeem, or make proper provisions for repurchase or redemption of any outstanding preferred stock. The Company has the option of effecting an earlier dissolution of the GSE if certain conditions are met.

14. Common Stock
In November 1997, the Company announced that it would effect a 7-for-2 stock split through a stock dividend of an additional five shares for every two already outstanding, effective January 2, 1998, for shareholders of record on December 12, 1997. The stock dividend did not affect the par value of the common stock and as a result $26.2 million was reclassified to common stock from retained earnings ($26.1 million) and additional paid-in-capital ($.1 million) to account for the additional shares issued. In the consolidated statement of changes in stockholders' equity the effect of the stock dividend has been presented retroactively to the earliest period presented and the balances of common stock, additional paid-in-capital and retained earnings as well as all common stock activity have been restated to reflect the dividend. All share and per share amounts have been restated to reflect the payment of that dividend.
     On the Reorganization date, each outstanding share of GSE common stock, par value $.20 per share, was converted into one share of SLM Holding common stock, par value $.20 per share. Prior to the conversion of common stock, the GSE retired 49.8 million shares of treasury stock at an average price of $15.94 per share resulting in decreases of $10 million to common stock, $48 million to additional paid-in-capital and $736 million to retained earnings. In December 1996, the Company retired 206.5 million shares of common stock held as treasury stock at an average price of $12.67. This retirement decreased the balance in treasury stock by $2.6 billion with corresponding decreases of $41 million in common stock, $506 million in additional paid-in capital and $2.1 billion to retained earnings.
     The Board of Directors has authorized and reserved 36.2 million common shares for issuance under various compensation and benefit plans. Under these authorizations, the Company has 30.9 million shares in reserve and a remaining authority for issuance of 20.9 million shares.
     The Company has engaged in repurchases of its common stock since 1986. Commencing in the fourth quarter of 1997, the Company supplemented its open market common stock purchases by entering into equity forward transactions to purchase 7 million shares on a cash or net share settled basis. The forwards settle at various times over the next two years at prices ranging from $38 per share to $42 per share. As of December 31, 1997, the Company held as treasury stock 10.2 million common shares purchased at an average price of $41.47.

     Basic earnings per common share are computed based on net income divided by the weighted average common shares outstanding for the period. Average common shares outstanding for the years ended December 31, 1997, 1996 and 1995 totaled 181,554,368; 194,465,537 and 235,467,631, respectively. Diluted earnings per common share are computed based on net income divided by the weighted average common and common equivalent shares outstanding for the period. Average common and common equivalent shares outstanding for the years ended December 31, 1997, 1996 and 1995 totaled 182,941,173; 195,339,477 and 236,078,112, respectively.
The major difference between the basic and the dilutive earnings per share calculations are the dilutive effect of applying the treasury stock method of accounting to 996,149; 873,940 and 610,481 of in-the-money stock options for the years ended December 31, 1997, 1996 and 1995, respectively, and 390,656 of in-the-money warrants for the year ended December 31, 1997.

15. Stock Option Plans
SLM Holding maintains stock option plans for its employees which permit grants of stock options for the purchase of common stock with exercise prices equal to or greater than the market value on the date of grant.
     After the change in management control in August 1997, the Board of Directors granted options to officers and key employees under the 1993-1998 Stock Option Plan, all of which have 10 year terms and vest in one-third increments. Options granted to executive management under this plan in August 1997 vest in one year and (1) one-third on the date that the Company's common stock closes above $42.86 per share for five business days; (2) one-third on the date that the Company's common stock closes above $57.14 per share for five business days; and (3) one-third on the date that the Company's common stock price closes above $71.43 per share for five business days. Options granted to officers and key employees in November 1997 vest: (1) one-third, one year from the date of grant; (2) one-third on the later of one year or the date that the Company's common stock closes above $57.14 per share for five business days; and
(3) one-third on the later of one year or the date that the Company's common stock price closes above $71.43 per share for five business days. In the event that the Company's common stock price does not close above the predetermined prices, all outstanding options will vest eight years after the date of grant. Under this plan, the Company was originally authorized to grant up to 17.8 million shares, of which there is a remaining authority of 8.9 million shares. Options granted by prior Boards of Directors generally have 10 year terms and vest one year after the date of the grant.
     In August 1997, the Company's Board of Directors also authorized the grant of options for up to 3.5 million shares of common stock under a new Employee Stock Option Plan. Stock options were granted under this plan to all non-officer employees of the Company and have ten year terms with one-half of the options vesting one year from the date of grant and one-half vesting two years from the date of grant.
     In January 1998, the Board of Directors approved a Management Incentive Plan, which will replace the 1993-1998 Stock Option Plan which expires in March 1998. Under this plan, the Board may confer certain awards to officers and employees which may be in the form of stock options, performance stock, and incentive bonuses. The Board authorized up to 6 million shares of the Company's common stock could be issued pursuant to such awards. This plan is subject to shareholder approval at the Company's 1998 Annual Meeting of Shareholders.
     The following table summarizes the employee stock option plans for the years ended December 31, 1997, 1996 and 1995. The weighted average fair value of options granted during the year is based on the Extended Binomial Option Pricing Model, a variation of the Black-Sholes option pricing model.

                                                                       Years ended December 31,
                                           ----------------------------------------------------------------------------------
                                                    1997                         1996                         1995

                                                         Average                       Average                     Average
                                             Options      Price           Options       Price          Options      Price

Outstanding at beginning of year..........  3,261,500        $17.37      3,832,413        $13.94      3,259,393        $15.57

Granted................................... 13,156,252         40.64      1,139,408         20.88      1,812,300         10.61

Exercised................................. (2,864,110)        17.53     (1,698,771)        11.97       (781,130)        12.22

Canceled.................................. (5,188,110)        44.16        (11,550)        20.86       (458,150)        15.29
                                           ----------        ------     ----------        ------      ---------        ------

Outstanding at end of year................  8,365,532        $37.30      3,261,500        $17.37      3,832,413        $13.94
                                           ==========        ------     ==========        ------      =========        ------

Exercisable at end of year................    486,465        $18.79      2,133,642        $15.51      2,243,763        $16.31
                                           ==========        ------     ==========        ------      =========        ------

Weighted-average fair value of
   options granted during the year........                   $17.96                       $ 7.39                       $ 2.91
                                                             ------                       ------                       ------

The following table summarizes the number, average exercise prices (which ranged from $10 per share to $41 per share) and average remaining contractual life of the employee stock options outstanding at December 31, 1997.

                                                  Average
                                    Average      Remaining
Exercise Prices       Options        Price    Contractual Life

Under $16..........    116,200      $12.07         6.5 yrs.

$16-$32............  1,059,772       27.29         8.0

Above $32..........  7,189,560       39.18        10.0
                     ---------      ------        ---------

Total..............  8,365,532      $37.30         9.5 yrs.
                     =========      ------        ---------

     In May 1996, shareholders approved the Board of Directors Stock Option Plan, which authorized the grant of options to acquire up to 700,000 shares of common stock. Options under this plan are exercisable on the date of grant and have ten year terms. The Board approved a Directors' Stock Plan, which, if approved by shareholders, will replace the Board of Directors Stock Option Plan. Under the Directors' Stock Plan, the Board authorized the grant of options to acquire up to 3 million shares of common stock. Options granted under this plan have ten year terms and vest in one-third increments identical to those of the August 1997 executive management options except there is no one year minimum vesting requirement. In the event that the Company's common stock price does not close above the predetermined prices, all outstanding options will vest eight years after the date of grant. This plan is subject to shareholder approval at the Company's 1998 Annual Meeting of Shareholders.

================================================================================

     The following table summarizes the Board of Directors' Stock Options for the years ended December 31, 1997 and 1996.


                                                                                  Years ended December 31,
                                                                    -----------------------------------------------------
                                                                             1997                            1996

                                                                                  Average                         Average
                                                                     Options       Price             Options       Price

Outstanding at beginning of year..................................    220,500      $20.86                  -      $    -

Granted...........................................................  1,638,000       38.96            220,500       20.86

Exercised.........................................................   (141,225)      22.34                  -           -

Canceled..........................................................    (59,500)      24.39                  -           -
                                                                    ---------      ------            -------      ------

Outstanding at end of year........................................  1,657,775      $38.49            220,500      $20.86
                                                                    =========      ------            =======      ------

Exercisable at end of year........................................    614,775      $37.05            220,500      $20.86
                                                                    =========      ------            =======      ------

Weighted-average fair value of
   options granted during the year................................                 $17.79                         $ 7.38
                                                                                   ------                         ------

================================================================================

     At December 31, 1997, the outstanding Board of Directors options had a weighted-average remaining contractual life of 9.5 years.
     SLM Holding accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which results in no compensation expense for stock options granted under the plans. The following table summarizes pro forma disclosures for the years ended December 31, 1997, 1996 and 1995, as if SLM Holding had accounted for employee and Board of Directors stock options granted subsequent to December 31, 1994 under the fair market value method as set forth in SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value for these options was estimated at the date of grant using the Extended Binomial Options Pricing Model, a variation of the Black-Sholes option pricing model, with the following weighted average assumptions for the years ended December 31, 1997, 1996 and 1995, respectively: risk-free interest rate of 6 percent, 6 percent and 8 percent; volatility factor of the expected market price of SLM Holding's common stock of 31 percent, 29 percent and 29 percent; dividend growth rate of 8 percent; and the time of exercise-expiration date. Vesting for options with vesting periods tied to the Company's stock price is assumed to occur annually in one-third increments.

                                 Years ended December 31,
                               1997        1996        1995

Net income................   $507,895    $408,716     $355,585
                             ========    ========     ========

Pro forma net income......   $486,052    $402,420     $352,806
                             ========    ========     ========

Basic earnings per common
   share..................   $   2.80    $   2.10     $   1.51
                             ========    ========     ========

Pro forma basic earnings
   per common share ......   $   2.68    $   2.07     $   1.50
                             ========    ========     ========

Diluted earnings per
   common share...........   $   2.78    $   2.09     $   1.51
                             ========    ========     ========

Pro forma diluted earnings
   per common share.......   $   2.66    $   2.06     $   1.49
                             ========    ========     ========


16. Benefit Plans

Pension Plans
The Company has a qualified noncontributory defined benefit pension plan (the "Plan") covering substantially all employees who meet certain service requirements. The Plan's benefits are based on years of service and the employee's compensation. Effective April 1, 1995, the Company modified the Plan to compute plan benefits on 5-year highest average base salary, a maximum service accrual period of 30 years, and normal retirement age of 62. Prior to these modifications, Plan benefits were computed based on 3-year highest average base salary, a maximum service accrual period of 26.67 years, and a normal retirement age of 60. The Plan is funded annually based on the maximum amount that can be deducted for federal income tax purposes. The assets of the Plan are primarily invested in equities and fixed income securities.

     The following table sets forth the Plan's actuarially determined funded status and amounts recognized in the Company's consolidated financial statements.


                                            December 31,
                                         1997          1996

Accumulated Benefits:

Actuarial present value of accumulated benefit obligations:

   Vested............................. $ 49,247     $  39,949

   Nonvested...........................   5,206         5,099
                                       --------     ---------

     Total............................ $ 54,453     $  45,048
                                       ========     =========

Pension Asset (Liability):

   Actuarial present value of
     projected benefit obligation
     for service rendered to date..... $(92,885)    $ (75,106)

   Plan assets at fair value..........  101,389        75,587
                                       --------     ---------

   Plan assets greater than
     projected benefit obligation ....    8,504           481

   Unrecognized prior service cost....   (3,600)       (4,023)

   Unrecognized transition obligation..   1,072         1,286

   Unrecognized gain................    (15,461)       (7,149)
                                       --------     ---------

     Accrued pension cost...........   $ (9,485)    $  (9,405)
                                       ========     =========


     In determining the projected benefit obligation, the weighted-average assumed discount rate used was 7.0 percent in 1997, 7.5 percent in 1996 and 7.0 percent in 1995, while the assumed average rate of compensation increase was 6.0 percent in 1997, 1996 and 1995. The expected long-term rate of return on Plan assets used in determining net periodic pension cost was 8.0 percent in 1997, 1996 and 1995.
     Net periodic pension cost included the following components:


                                      Years ended December 31,

                                   1997         1996        1995

Service cost -- benefits
   earned during the period      $  8,453    $  8,369    $  8,867

Interest cost on projected
   benefit obligations....          5,617       5,055       3,659

Actual return on plan assets      (19,203)    (13,009)    (11,736)

Net amortization
   and deferral...........         12,431       8,429       8,327
                                 --------    --------    --------

   Net periodic pension cost...  $  7,298    $  8,844    $  9,117
                                 ========    ========    ========

     The Company also maintains a non-qualified pension plan for certain key employees as designated by the Board of Directors and a nonqualified pension plan for its Board of Directors. Total pension expense for these plans in 1997, 1996 and 1995 was $11.8 million, $11.9 million and $11.2 million, respectively.

401(k) Plans
The Company's 401(k) Plan ("the Plan") is a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees who have been employed by the Company for one or more years and have completed at least a thousand hours of service. Participating employees may contribute up to 6 percent of base salary and these contributions are matched 100 percent by the Company.
     The Company also maintains a non-qualified Plan to ensure that designated participants receive the full amount of benefits to which they would have been entitled under the 401(k) Plan but for limits on compensation and contribution levels imposed by the Internal Revenue Code.
     Total expenses related to the 401(k) Plan were $5.2 million, $5.0 million and $4.9 million in 1997, 1996 and 1995, respectively.

17. Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 under the liability method are as follows:

                                         December 31,

                                    1997             1996

Deferred tax liabilities:

   Leases........................ $352,046          $351,093

   Unrealized investment gains...  203,935           188,050

   Securitization transactions...   39,735                 -

   Other.........................   34,500            32,669
                                  --------          --------

                                   630,216           571,812
                                  --------          --------

Deferred tax assets:

   ExportSS operating costs......   46,643            68,874

   Student loan reserves.........   51,188            47,004

   In-substance defeasance
     transactions................   30,520            30,788

   Asset valuation allowances....   24,490            24,842

   Securitization transactions...        -            13,076

   Other.........................   49,904            31,211
                                  --------          --------

                                   202,745           215,795
                                  --------          --------

Net deferred tax liabilities..... $427,471          $356,017
                                  ========          ========

     The GSE is exempt from all state, local and District of Columbia taxes except for real property taxes. SLM Holding and its other subsidiaries are subject to state and local taxes which were immaterial in 1997 and 1996. Deferred tax assets on in-substance defeasance transactions resulted from premiums on the debt extinguished. These premiums are capitalized and amortized over the life of the defeasance trust for tax purposes.

     Reconciliations of the statutory United States federal income tax rates to the Company's effective tax rate follow:

                                Years ended December 31,

                              1997        1996        1995

Statutory rate..............  35.0%      35.0%       35.0%

Tax exempt interest and
   dividends received
   deduction................  (3.0)      (3.8)       (6.4)

Other, net..................   (.3)      (1.1)       (1.2)
                              ----       ----        ----

Effective tax rate..........  31.7%      30.1%       27.4%
                              ====       ====        ====

18. Quarterly Financial Information (unaudited)

                                                                                               1997
                                                                        ---------------------------------------------------
                                                                         First         Second         Third        Fourth
                                                                        Quarter        Quarter       Quarter       Quarter

Net interest income...................................................  $199,026      $207,461      $170,342       $180,849

Other income..........................................................    75,940        78,055       222,174        124,703

Operating expenses....................................................   101,559       115,283       172,945        103,980

Federal income taxes..................................................    54,570        51,069        72,040         65,242

Minority interest in net earnings of subsidiary.......................     2,674         2,673         2,674          2,673
                                                                        --------      --------      --------       --------

Income before premiums on debt extinguished...........................   116,163       116,491       144,857        133,657

Premiums on debt extinguished, net of tax.............................         -             -        (2,264)        (1,009)
                                                                        --------      --------      --------       --------

Net income............................................................  $116,163      $116,491      $142,593       $132,648
                                                                        ========      ========      ========       =====-==

Basic earnings per common share.......................................  $    .62      $    .63      $    .79       $    .76
                                                                        ========      ========      ========       =====-==

Diluted earnings per common share.....................................  $    .62      $    .63      $    .78       $    .75
                                                                        ========      ========      ========       =====-==

                                                                                               1996
                                                                        ---------------------------------------------------
                                                                         First         Second         Third        Fourth
                                                                        Quarter        Quarter       Quarter       Quarter

Net interest income...................................................  $232,679      $219,561      $208,988       $205,208

Other income..........................................................    21,754        27,899        35,211         62,052

Operating expenses....................................................    98,773       100,145       100,075        106,659

Federal income taxes..................................................    47,968        44,340        42,877         48,313

Minority interest in net earnings of subsidiary.......................     2,673         2,674         2,673          2,674
                                                                        --------      --------      --------       --------

Income before premiums on debt extinguished...........................   105,019       100,301        98,574        109,614

Premiums on debt extinguished, net of tax.............................    (4,792)            -             -              -
                                                                        --------      --------      --------       --------

Net income............................................................  $100,227      $100,301      $ 98,574       $109,614
                                                                        ========      ========      ========       =====-==

Basic earnings per common share.......................................  $    .50      $    .51      $    .51       $    .58
                                                                        ========      ========      ========       =====-==

Diluted earnings per common share.....................................  $    .50      $    .51      $    .51       $    .57
                                                                        ========      ========      ========       =====-==

================================================================================

19. College Construction Loan Insurance Association

On November 12, 1997, in connection with a merger agreement between AMBAC Assurance Corporation ("AMBAC") and College Construction Loan Insurance Association ("Connie Lee"), the Company agreed to sell its investment in Connie Lee for $44 million which approximated the carrying value of the Company's investment in Connie Lee. At the time of the merger, the Company, through its ownership of preferred and common stock and through agreements with other shareholders, effectively controlled 42 percent of Connie Lee's outstanding voting stock. The merger was approved at a special shareholders' meeting with the total purchase price being approximately $106 million in cash. In connection with this transaction, on December 18, 1997 AMBAC repaid the $18 million lent to Connie Lee by the GSE.

Report of Independent Public Accountants
To the Board of Directors and Stockholders of SLM Holding Corporation:


We have audited the accompanying consolidated balance sheet of SLM Holding Corporation and subsidiaries as of December 31, 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of SLM Holding Corporation as of December 31, 1996 and 1995, were audited by other auditors whose report dated January 13, 1997, included an explanatory paragraph with respect to a change in the method of accounting for student loan income, discussed in Note 2 to the previously issued financial statements, and expressed an unqualified opinion.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLM Holding Corporation and subsidiaries as of December 31, 1997 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP

Washington, DC
January 13, 1998

Average Balance Sheets and
Related Income/Expense 1993-1997
Dollars in millions


                                                             1997                                       1996
                                               ----------------------------------         ---------------------------------
                                                            *Income/                                  *Income/
                                                Balance      Expense      Rate            Balance      Expense      Rate

ASSETS

Student loans, net............................ $31,949      $2,461.7         7.70%        $33,273     $2,606.7         7.83%

Warehousing advances..........................   2,518         151.1         6.00           3,206        193.8         6.04

Academic facilities financings................   1,436         123.0         8.57           1,500        126.4         8.43

Investments...................................   9,592         583.6         6.08           9,444        558.5         5.91
                                               -------      --------         ----         -------     --------         ----

Total interest earning assets.................  45,495       3,319.4         7.30%         47,423      3,485.4         7.35%
                                                            --------         ====                     --------         ====

Non-interest earning assets...................   1,983                                      1,858
                                               -------                                    -------

Total assets.................................. $47,478                                    $49,281
                                               =======                                    =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings......................... $26,548       1,462.0         5.51%        $20,978      1,138.3         5.43%

Long-term notes...............................  18,677       1,064.2         5.70          26,024      1,444.6         5.55
                                               -------      --------         ----         -------     --------         ----

Total interest bearing liabilities............  45,225       2,526.2         5.59%         47,002      2,582.9         5.50%
                                                            --------         ====                     --------         ====

Non-interest bearing liabilities..............   1,473                                      1,464

Stockholders' equity..........................     780                                        815
                                               -------                                    -------

Total liabilities and stockholders' equity.... $47,478                                    $49,281
                                               =======                                    =======

Tax equivalent net interest income and
   margin.....................................              $  793.2         1.74%                    $  902.5         1.90%
                                                            ========         ====                     ========         ====

Average 91-day Treasury bill rate.............                               5.21%                                     5.16%
                                                                             ====                                      ====


* To compare nontaxable asset yields to taxable yields on a similar basis, income in the above table includes the impact of certain tax-exempt and tax-advantaged investments based on the marginal corporate tax rate of 35%, which represents tax equivalent income.

As part of the GSE's privatization, SLM Holding became the parent company of the GSE on August 7, 1997. As a result, the GSE's preferred stock (totaling $214 million) is now reflected as a minority interest in the consolidated financial statements. The financial statements for prior periods have been restated to reflect this change.

                                                             1995                                       1994
                                               ---------------------------------         ----------------------------------
                                                            *Income/                                  *Income/
                                               Balance       Expense     Rate            Balance       Expense      Rate

ASSETS

Student loans, net............................ $32,758      $2,708.1        8.27%        $28,642      $2,189.0         7.64%

Warehousing advances..........................   6,342         408.0        6.43           6,981         336.8         4.82

Academic facilities financings................   1,527         136.2        8.92           1,489         128.3         8.62

Investments...................................  11,154         720.6        6.46          11,283         524.2         4.65
                                               -------      --------        ----         -------       -------         ----

Total interest earning assets.................  51,781       3,972.9        7.67%         48,395       3,178.3         6.57%
                                                            --------        ====                       -------         ====

Non-interest earning assets...................   1,673                                     1,240
                                               -------                                   -------

Total assets.................................. $53,454                                   $49,635
                                               =======                                   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings......................... $15,411         905.9        5.88%        $16,577         737.8         4.45%

Long-term notes...............................  35,373       2,114.7        5.98          30,397       1,404.7         4.62
                                               -------      --------        ----         -------      --------         ----

Total interest bearing liabilities............  50,784       3,020.6        5.95%         46,974       2,142.5         4.56%
                                                            --------        ====                      --------         ====

Non-interest bearing liabilities..............   1,451                                     1,191

Stockholders' equity..........................   1,219                                     1,470
                                               -------                                   -------

Total liabilities and stockholders' equity.... $53,454                                   $49,635
                                               =======                                   =======

Tax equivalent net interest income and
   margin.....................................              $  952.3        1.84%                     $1,035.8         2.14%
                                                            ========        ====                      ========         ====

Average 91-day Treasury bill rate.............                              5.68%                                      4.38%
                                                                            ====                                       ====

                                                            1993
                                               -----------------------------------
                                                            *Income/
                                                Balance      Expense      Rate

ASSETS

Student loans, net............................ $25,385      $1,899.2         7.48%

Warehousing advances..........................   7,669         306.7         4.00

Academic facilities financings................   1,258          90.5         7.20

Investments...................................  10,359         406.6         3.93
                                               -------       -------         ----

Total interest earning assets.................  44,671       2,703.0         6.05%
                                                             -------         ----

Non-interest earning assets...................   1,183
                                               -------

Total assets.................................. $45,854
                                               =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings......................... $13,272      $  449.0         3.38%

Long-term notes...............................  30,374       1,031.7         3.40
                                               -------      --------         ----

Total interest bearing liabilities............  43,646       1,480.7         3.39%
                                                            --------         ====

Non-interest bearing liabilities..............   1,061

Stockholders' equity..........................   1,147
                                               -------

Total liabilities and stockholders' equity.... $45,854
                                               =======

Tax equivalent net interest income and
   margin.....................................              $1,222.3         2.74%
                                                            ========         ====

Average 91-day Treasury bill rate.............                               3.08%
                                                                             ====

Selected Financial Data 1993-1997
Dollars in millions, except per share amounts)

The following table sets forth selected financial and other operating information of SLM Holding. The selected financial data in the table is derived from the consolidated financial statements of SLM Holding. The data should be read in conjunction with the consolidated financial statements, related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                                      1997(2)        1996(2)        1995(1)(2)     1994(1)(2)      1993(1)(2)
OPERATING DATA:

Net interest income...............................  $   758        $   866         $   901        $   982        $ 1,169
Net income........................................      508            409             356            410            432
Basic earnings per common share(3)................     2.80           2.10            1.51           1.47           1.42
Diluted earnings per common share(3)..............     2.78           2.09            1.51           1.47           1.42
Dividends per common share........................     0.52           0.47            0.43           0.41           0.36
Return on common shareholders' equity.............    65.14%         50.13%          29.17%         27.85%         37.68%
Net interest margin...............................     1.74           1.90            1.84           2.14           2.74
Return on assets..................................     1.12            .86             .69            .85            .97
Dividend payout ratio.............................    18.73          22.40           28.64          27.66          25.10
Average equity/average assets.....................     1.64           1.65            2.28           2.96           2.50

BALANCE SHEET DATA:

Student loans purchased...........................  $27,593        $32,308         $34,336        $30,571        $26,978
Student loan participations.......................    1,928          1,446               -              -              -
Warehousing advances..............................    1,869          2,789           3,865          7,032          7,034
Academic facilities financings....................    1,375          1,473           1,312          1,548          1,359
Total assets......................................   39,909         47,630          50,002         53,161         46,682
Long-term notes...................................   14,541         22,606          30,083         34,319         30,925
Total borrowings..................................   37,717         45,124          47,530         50,335         44,544
Stockholders' equity..............................      675(4)         834(4)          867(4)       1,388(4)       1,179(4)
Book value per common share(3)....................     3.89           4.44            4.29           5.39           4.01

OTHER DATA:

Securitized student loans outstanding.............  $14,104        $ 6,263         $   954        $     -        $     -
Core earnings(5)..................................      487            381             350            345            388
Premiums on debt extinguished.....................        5              7               8             14            211

(1) Previously reported results for the years ended December 31, 1995, 1994, and 1993 have been restated to retroactively reflect the recognition of student loan income as earned (see Note 2 to the Consolidated Financial Statements). This restatement resulted in the elimination of the previously reported 1995 cumulative effect of the change in accounting method of $130 million (.55 per common share) and an increase to previously reported net income of $17 million (.06 per common share), and $13 million (.04 per common share), for the years ended December 31, 1994 and 1993, respectively.

(2) As part of the GSE's privatization, SLM Holding became the parent company of the GSE on August 7, 1997. As a result, the GSE's preferred stock (totaling $214 million) is now reflected as a minority interest in the consolidated financial statements. The financial statements for prior periods have been restated to reflect this change.

(3) In November 1997, the Company announced that it would effect a 7-for-2 stock split through a stock dividend of an additional five shares for every two already outstanding effective January 2, 1998 for shareholders of record on December 12, 1997. All share and per share amounts, for all periods presented, reflect payment of that dividend.

(4) At December 31, 1997, 1996, 1995, and 1994, stockholders' equity reflects the addition to stockholders' equity of $379 million, $349 million, $371 million, and $300 million, respectively, net of tax, of unrealized gains on certain investments recognized pursuant to FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(5) Core earnings is defined as the Company's net income less the after-tax effect of floor revenues and other one time charges. Management believes that these measures, which are not measures under generally accepted accounting principles (GAAP), are important because they depict the Company's earnings before the effects of one time events such as floor revenues which are largely outside of the Company's control. Management believes that core earnings as defined while not necessarily comparable to other companies' use of similar terminology, provide for meaningful period to period comparisons as a basis for analyzing trends in the Company's student loan operations.